Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

PLURALSIGHT, INC.

at

$22.50 Net Per Share of Class A Common Stock

$0.0001 Net Per Share of Class B Common Stock

$0.0001 Net Per Share of Class C Common Stock

by

Lake Merger Sub I, Inc.

a wholly owned subsidiary of

Lake Holdings, LP, an affiliate of Vista Equity Partners Fund VII, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, AT THE END OF APRIL 5, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021 (as the same may be amended, the “Merger Agreement”), by and among Lake Holdings, LP, a Delaware limited partnership (“Parent I”), Lake Guarantor, LLC, a Delaware limited liability company (“Parent II” and together with Parent I, the “Parent Entities”), Lake Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Parent I (“Merger Sub I” or “Purchaser”), Lake Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent II (“Merger Sub II” and together with the Parent Entities and Merger Sub I, the “Buyer Parties”), Pluralsight, Inc., a Delaware corporation (“Pluralsight” or the “Company”), and Pluralsight Holdings, LLC, a Delaware limited liability company and subsidiary of the Company (“Holdings” and together with the Company, the “Company Parties”). The Merger Agreement amends and restates that certain Agreement and Plan of Merger, by and among the Company Parties and the Buyer Parties, dated as of December 11, 2020 (the “Original Merger Agreement”). Purchaser is offering to purchase all of the outstanding shares of Class A common stock, par value $0.0001 per share (the “Company Common Stock”), Class B common stock, par value $0.0001 per share (the “Company Class B Stock”), and Class C common stock, par value $0.0001 per share (the “Company Class C Stock”) of Pluralsight (collectively, the “Shares”) at a price of (i) $22.50 per share of Company Common Stock, net to the seller in cash, without interest (such amount or any higher amount per share of Company Common Stock that may be paid pursuant to the Offer being hereinafter referred to as the “Class A Offer Price”), (ii) $0.0001 per share of Company Class B Stock, net to the seller in cash, without interest (such amount or any higher amount per share of Company Class B Stock that may be paid pursuant to the Offer being hereinafter referred to as the “Class B Offer Price”), and (iii) $0.0001 per share of Company Class C Stock, net to the seller in cash, without interest (such amount or any higher amount per share of Company Class C Stock that may be paid pursuant to the Offer being hereinafter referred to as the “Class C Offer Price” together with the Class A Offer Price and Class B Offer Price, the “Offer Prices”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, (i) Purchaser will merge with and into Pluralsight (the “Company Merger”), with Pluralsight continuing as the surviving corporation in the Company Merger (the “Surviving Corporation”), and (ii) Merger Sub II will merge with and into Holdings (the “Holdings

Merger” and together with the Company Merger, the “Mergers”), with Holdings continuing as the surviving company in the Holdings Merger (the “Surviving LLC”).

As a result of the Company Merger, each outstanding Share (other than such shares owned by the Buyer Parties, Holdings, Pluralsight (including as treasury stock) or any direct or indirect wholly owned subsidiary of the Buyer Parties, Holdings or Pluralsight, or such shares as to which the holder thereof has properly and validly exercised and not withdrawn or otherwise lost their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL” and such shares, the “Excluded Shares”)) will be converted into the right to receive the applicable Offer Price.

The Merger Agreement contemplates that the Company Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Company Merger upon the collective ownership by Parent I, Purchaser and any other subsidiary of Parent I of at least one vote more than a majority of the voting power of all issued and outstanding Shares as of the Expiration Date (as defined below), but excluding any Shares held in treasury by Pluralsight as of the expiration of the Offer or any other Shares acquired by Pluralsight prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Pluralsight options), and, if the Company Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of Pluralsight’s stockholders will be required to adopt the Merger Agreement or consummate the Company Merger. Parent I and Purchaser do not foresee any reason that would prevent them from completing the Company Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things:

(i) the number of shares of Company Common Stock, Company Class B Stock and Company Class C Stock validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding shares of Company Common Stock, Company Class B Stock and Company Class C Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL, but including any shares of Company Common Stock issued pursuant to a delivery of a Redemption Notice (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of Holdings (as amended from time to time, the “Holdings LLCA”)) for the redemption by the Company, of their common units of Holdings (“Holdings Units”) for shares of Company Common Stock (a “Pubco Offer Redemption”) which redemption shall be effective as of immediately prior to one minute after 11:59 p.m., New York City time (the “Expiration Time”), at the end of April 5, 2021 (the “Initial Expiration Date” and such date or such subsequent date, if any, to which expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) and tendered into the Offer in accordance with the provisions of the Merger Agreement, together with any shares of Company Common Stock, Company Class B Stock and Company Class C Stock beneficially owned by Parent I or any wholly owned Subsidiary of Parent I, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding shares of Company Common Stock, Company Class B Stock and Company Class C Stock (including any shares of Company Common Stock issued pursuant to a Pubco Offer Redemption), as of the Expiration Time, but excluding any shares of Company Common Stock, Company Class B Stock or Company Class C Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock, Company Class B Stock or Company Class C Stock acquired by the Company prior to the expiration of the Offer (including (a) any shares of Company Class B Stock and Company Class C Stock surrendered to the Company and cancelled in connection with any redemption or exchange of Holdings Units pursuant to and in accordance with the terms of the Holdings LLCA (a “Holdings Unit Redemption”) (including any Pubco Offer Redemption) and (b) any shares of Company Common Stock acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units (each as defined in the Merger Agreement) (the “Minimum Condition”);

(ii) the number of shares of Company Common Stock and Company Class B Stock validly tendered and not validly withdrawn pursuant to the Offer (including any shares of Company Common Stock issued pursuant to a

Pubco Offer Redemption and tendered into the Offer in accordance with Section 2.2(c) of the Merger Agreement) equals at least one share more than 50% of all issued and outstanding shares of Company Common Stock and Company Class B Stock as of the Expiration Time, excluding (for purposes of both the numerator and the denominator of such calculation) any shares of Company Common Stock and Company Class B Stock known by the Company’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be held by a Company Excluded Party as of such time, and excluding any shares of Company Common Stock and Company Class B Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock or Company Class B Stock acquired by the Company prior to the expiration of the Offer (including (a) any shares of Company Class B Stock surrendered to the Company and cancelled in connection with a Holdings Unit Redemption (including any Pubco Offer Redemption) and (b) any shares of Company Common Stock acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units) (the “Special Majority Condition”). “Company Excluded Party” means (x) other than the Company and Holdings, any party to the Tax Receivables Agreement by and among the Company, VP CIF II (PS Splitter), L.P., a Delaware limited partnership, and certain other persons, dated as of May 16, 2018, as amended on December 11, 2020 (the “TRA”) that is receiving benefits under the TRA in connection with the transactions contemplated by the Merger Agreement (excluding any party to the TRA that has waived or otherwise forfeited all of its rights to receive such benefits in connection with the transactions contemplated by the Merger Agreement), (y) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) and (z) any other Company Stockholder known by the Company’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be an Affiliate or immediate family member (as defined in Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing;

(iii) there not being in effect immediately prior to the Expiration Time any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the Offer, the Mergers or the other transactions contemplated by the Merger Agreement (the “Transactions”); and

(iv) the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.” The Minimum Condition or Special Majority Condition may be waived by Purchaser only with the prior written consent of Pluralsight on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Following careful consideration, the board of directors of Pluralsight (the “Pluralsight Board”) has: (i) determined that it is in the best interests of Pluralsight and its stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer and the Company Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved the execution and delivery of the Merger Agreement by Pluralsight, the performance by Pluralsight of its covenants and other obligations under the Merger Agreement, and the consummation of the Offer and the Company Merger upon the terms and subject to the conditions set forth therein; (iii) resolved to recommend that the stockholders of Pluralsight accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolved that the Company Merger will be effected under Section 251(h) of the DGCL and that the Company Merger shall be consummated as promptly as possible after the Offer Acceptance Time.

The Company Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “PS”. On March 8, 2021, the last trading day before we commenced the Offer, the closing sale price of the Company Common Stock on Nasdaq was $22.09. We encourage you to obtain current market quotations for the Company Common Stock before deciding whether to tender your Shares.

A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

March 9, 2021

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Co., LLC (“AST”), in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc. at (212) 929-5500 or by email at Vistaoffer@mackenziepartners.com, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a subsidiary of Parent I, is offering to purchase all of the outstanding (i) Class A common stock of Pluralsight at a price of $22.50 per share, (ii) Class B common stock of Pluralsight at a price of $0.0001 per share, and (iii) Class C common stock of Pluralsight at a price of $0.0001 per share, in each case, net to the seller in cash, without interest and subject to any required withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. The following are some questions you, as a stockholder of Pluralsight, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of Class A common stock, par value $0.0001 per share (“Company Common Stock”), Class B common stock, par value $0.0001 per share (“Company Class B Stock”), and Class C common stock, par value $0.0001 per share (“Company Class C Stock”), of Pluralsight, Inc., a Delaware corporation.

Price Offered Per Share	(i) $22.50 per share of Company Common Stock, (ii) $0.0001 per share of Company Class B Stock, and (iii) $0.0001 per share of Company Class C Stock, in each case, net to the seller in cash, without interest.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, at the end of April 5, 2021, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Lake Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Lake Holdings, LP, a Delaware limited partnership. Lake Holdings, LP is indirectly controlled by Vista Equity Partners Fund VII, L.P., a Delaware limited partnership

The Pluralsight Board’s Recommendation	The Pluralsight Board has recommended that the stockholders of the Company tender their Shares in the Offer.

Who is offering to buy my Shares?

Lake Merger Sub I, Inc., a wholly owned subsidiary of Lake Holdings, LP, is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition and the Special Majority Condition, all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of consummating the acquisition contemplated by the Merger Agreement. Parent I is indirectly controlled by Vista Equity Partners Fund VII, L.P., a Delaware limited partnership, which is ultimately controlled by Vista Equity Partners Fund VII GP, L.P. (“Vista”). See the “Introduction” and Section 8—“Certain Information Concerning Parent I and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Pluralsight. If the Offer is consummated, Parent I intends to cause Purchaser to consummate the Company Merger. Upon consummation of the Company Merger, Pluralsight will be a wholly owned subsidiary of Parent I.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay (i) $22.50 per share of Company Common Stock, (ii) $0.0001 per share of Company Class B Stock, and (iii) $0.0001 per share of Company Class C Stock, in each case, net to you in cash, without interest. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes, Parent I, Parent II, Purchaser, Merger Sub II, Holdings and Pluralsight have entered into the Merger Agreement, which is that certain Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021. The Merger Agreement provides, among other things, for the terms and conditions of the Offer, and the subsequent mergers of Purchaser with and into Pluralsight, and Merger Sub II with and into Holdings. If the Minimum Condition and the Special Majority Condition (both as defined in Section 15—“Certain Conditions of the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Company Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by the Pluralsight stockholders.

What are the most significant conditions to the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•	the Minimum Condition and Special Majority Condition (as defined below in Section 15—“Certain Conditions of the Offer.”)

•	there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the Transactions; and

•	the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Pluralsight. The Offer is not subject to any financing conditions. We cannot, however, waive the Minimum Condition or the Special Majority Condition without the consent of Pluralsight. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Mergers and the other Transactions?

Yes. We estimate that we will need approximately $3.44 billion to purchase all of the Shares pursuant to the Offer, to complete the Mergers (which estimate includes payment in respect of vested restricted stock unit awards, vested performance-based restricted stock unit awards and vested options granted under Pluralsight’s equity plans), to pay estimated related transaction fees and expenses and to repay certain indebtedness of

Pluralsight. Vista has provided the Parent Entities with an equity commitment letter, pursuant to which, among other things, Vista has agreed to contribute to the Parent Entities up to $3.44 billion to purchase equity securities of the Parent Entities, subject to the satisfaction of certain customary conditions set forth in the equity commitment letter. The Parent Entities will contribute or otherwise advance to Purchaser and Merger Sub II sufficient proceeds from Vista’s equity investment (which is expected to be less than the amount of the equity commitment letter in light of debt financing being arranged by the Buyer Parties), which, taken together with the proceeds of debt financing arranged by the Buyer Parties and Pluralsight’s cash on hand at the Offer Acceptance Time, we anticipate will be sufficient to purchase all of the Shares in the Offer and complete the Mergers and related refinancing transactions, and to pay related transaction fees and expenses. See Section 9—“Source and Amount of Funds.”

The Offer is not conditional upon the Buyer Parties obtaining third party debt financing. However Pluralsight has agreed in the Merger Agreement to take certain actions to assist the Buyer Parties in obtaining third party debt financing. See Section 11—“The Merger Agreement; Other Agreements.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	the Buyer Parties have received an equity commitment in respect of funds which will be sufficient to purchase all Shares tendered pursuant to the Offer and consummate the Mergers;

•

Vista is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; only Vista’s commitment to fund the equity commitment as described above and in Section 9—“Source and Amount of Funds” is material to your decision with respect to the Offer; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same applicable Offer Price in the Company Merger, as applicable.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., New York City time, at the end of April 5, 2021 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two NASDAQ (as defined below) trading days. Shares delivered by a Notice of Guaranteed Delivery that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its then-scheduled Expiration Date if any condition to the Offer is not met as of the Expiration Date for any period required by any law, rule, any interpretation or position of the SEC, the SEC staff or any rules and regulations of the Nasdaq Stock Market (“NASDAQ”) applicable to the Offer. In no event will we be required to extend our Offer beyond July 12, 2021 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, we may, without requiring the consent of Pluralsight or any other person, extend our Offer for one or more periods of up to 10 business days each (or such longer period as we may agree to with Pluralsight), if at the then-scheduled Expiration Date any of the Offer Conditions have not been satisfied or waived by Purchaser; provided that if the Offer Conditions (other than the Minimum Condition, the Special Majority Condition and any Offer Conditions that by their nature to be satisfied at the Expiration Time) are satisfied, Purchaser may only extend the Offer three times for a total amount of no more than 8 business days, in the aggregate, following the most recently scheduled Expiration Date at which all Offer Conditions (other than the Minimum Condition, the Special Majority Condition and any Offer Conditions that by their nature to be satisfied at the Expiration Time) are satisfied (or such longer period as we may agree to with Pluralsight). In no event, however, may we extend our Offer beyond July 12, 2021, or, if earlier, the termination of the Merger Agreement in accordance with its terms, without Pluralsight’s prior written consent.

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

Can the Offer be terminated?

Unless the Merger Agreement is terminated in accordance with its terms, Purchaser shall not, and Parent I shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of Pluralsight.

What will happen if the Merger Agreement is terminated before the Offer is accepted?

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent I shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent I shall cause Purchaser to, immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the shareholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within such two trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Date by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after May 8, 2021 which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What does the Pluralsight Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Pluralsight Board. The Pluralsight Board has:

•

determined that it is in the best interests of Pluralsight and its stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer and the Company Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

•

approved the execution and delivery of the Merger Agreement by Pluralsight, the performance by Pluralsight of its covenants and other obligations under the Merger Agreement, and the consummation of the Offer and the Company Merger upon the terms and subject to the conditions set forth therein;

•	resolved to recommend that the stockholders of Pluralsight accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

•	resolved that the Company Merger shall be effected under Section 251(h) of the DGCL and that the Company Merger shall be consummated as promptly as possible after the Offer Acceptance Time.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Pluralsight.” Do I have to vote to approve the Offer or the Company Merger?

No. Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If, following the completion of the Offer, the Shares accepted for payment pursuant to the Offer together with the Shares otherwise owned by us or our affiliates equal at least a majority of the voting power of the then-outstanding Shares and the other conditions of the Company Merger are satisfied or waived (if waivable), assuming certain statutory requirements are met, we will be able to consummate the Company Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. See Section 12—“Purpose of the Offer; Plans for Pluralsight.”

Upon successful consummation of the Offer, will Pluralsight continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Company Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Pluralsight will be required in connection with the Merger. If the Company Merger takes place, Pluralsight will no longer be publicly-owned or listed. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Mergers. If you decide not to tender your Shares in the Offer and the Company Merger occurs as described above, unless you exercise appraisal rights in the manner described below, you will receive as a result of the Company Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Company Merger, the Company Common Stock will no longer be eligible to be traded on NASDAQ or any other securities exchange, there will not be a public trading market for the Shares, and Pluralsight will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Company Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition and the Special Majority Condition in the Offer and the other conditions to the Offer and the Mergers have been satisfied or waived by Purchaser, then Purchaser will be merged with and into Pluralsight. If the Minimum Condition and the Special Majority Condition are not satisfied, pursuant to the Merger Agreement, we are not required to accept any Shares for purchase or consummate the Offer or the Mergers and we may not accept the Shares tendered without Pluralsight’s consent. If the Company Merger takes place, Parent I will own all of the Shares, and all remaining Shares outstanding immediately prior to the Company Merger Effective Time (other than Shares owned by the Company Parties, the Buyer Parties, or any direct or indirect subsidiary of the Buyer Parties, and Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law) will be converted into the right to receive (i) $22.50 per share of Company Common Stock, (ii) $0.0001 per share of Company Class B Stock, and (iii) $0.0001 per share of Company Class C Stock, as applicable, each in cash, without interest. See the “Introduction.”

If you do not consummate the Offer, will you nevertheless consummate the Mergers?

No. None of the Buyer Parties or the Company Parties are under any obligation to pursue or consummate the Mergers if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Company Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Company Merger and you are entitled to demand, and properly demand, appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Company Merger Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation in the Company Merger may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series entitled to appraisal or (2) the value of the consideration provided in the Mergers for such total number of Shares exceeds $1 million. A copy of Section 262 of the DGCL will be filed with Pluralsight’s Solicitation/Recommendation Statement on Schedule 14D-9. See Section 12—“Purpose of the Offer; Plans for Pluralsight.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Company Merger will occur and all of the Shares outstanding prior to the Company Merger Effective Time (other than the Excluded Shares) will at the Company Merger Effective Time be converted into the right to receive the Class A Offer Price, Class B Offer Price, or Class C Offer Price, as applicable, without interest. Therefore, if the Company Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that if you tender your Shares, you will be paid earlier and that no appraisal rights will be available. Because the Company Merger will be effected under Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Pluralsight will be required in connection with the Company Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Mergers. Upon consummation of the Company Merger, there no longer will be any public trading market for the Company Common Stock. Also, Pluralsight will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On March 5, 2021, the last trading day before execution of the Merger Agreement was announced, the last sale price of a share of the Company Common Stock reported on NASDAQ was $20.81 per share. The Class A Offer Price represents an approximately 38% premium to the volume weighted average closing stock price for the 30 trading days prior to the initial announcement of a transaction with Vista on December 13, 2020. On March 8, 2021 the last trading day before we commenced the Offer, the last sale price of the Company Common Stock reported on NASDAQ was $22.09 per share. The Company Class B Stock and Company Class C Stock are not publicly traded. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Are there any compensation arrangements between Vista and Pluralsight’s executive officers or other key employees?

No. As of the date of this Offer to Purchase, no member of Pluralsight’s current management has discussed or entered into any agreement, arrangement or understanding with Vista, the Buyer Parties or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or the Parent Entities. See Section 12—“Purpose of the Offer; Plans for Pluralsight.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by (i) the Class A Offer Price, (ii) the Class B Offer Price, or (iii) the Class C Offer Price, as applicable, and in each case, in cash, without interest, promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

Can holders of Holdings Units participate in the Offer?

Yes. Holdings Units cannot be tendered into the offer, but holders of Holdings Units can participate in the Offer by redeeming their Holdings Units for shares of Company Common Stock, in accordance with the Holdings LLCA, and tendering of the shares of Company Common Stock issuable upon such redemption into the Offer prior to the expiration of the Offer, except that if the Offer is not consummated in accordance with the terms of the Merger Agreement, the redemption shall be void and deemed not to have occurred. Purchaser, together with Pluralsight and Holdings, will establish procedures to facilitate the redemption Holdings Units and the tendering of shares of Company Common Stock issuable upon such redemption into the Offer. By virtue of the Holdings Merger, Holders of Holdings Units will also be entitled to receive, for each Holdings Unit outstanding immediately prior to the Holdings Merger Effective Time $22.50, without interest thereon.

What will happen to my equity awards in the Offer and the Merger?

Stock options to purchase Shares, performance-based restricted stock unit awards and restricted stock unit awards are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each outstanding and vested equity award will be cancelled and converted into cash equal to $22.50 multiplied by the number of vested Shares subject to the equity award (less the applicable per share exercise price of those vested shares, with respect to any options), subject to any required tax withholdings, payable shortly after the closing of the Merger (the “Vested Award Cash-out Payment”). Equity awards that are outstanding and unvested as of immediately before the Effective Time will be cancelled and converted into cash (the “Cash Replacement Amount”) equal to $22.50 multiplied by the number of unvested shares subject to the equity award (less the applicable per share exercise price of those unvested shares, with respect to any options), subject to any required tax withholdings, which consideration will be subject to generally the same terms as the corresponding, cancelled equity award, including vesting conditions; provided that, with respect to performance-based restricted stock units, the number of unvested shares for purposes of determining the Cash Replacement amount will be based on actual performance of the performance objectives if the applicable performance period specified in the underlying award agreement had been completed as of the closing of the Mergers and the determination of the achievement of the applicable performance objectives had not yet been made as of the closing of the Mergers, and the applicable cash replacement amount will be paid within 30 days following the end of the original performance period, subject to the holder’s continued service through the end of such original period. Any options with a per share exercise price equal to or greater than $22.50 will be cancelled at the Effective Time for no payment or consideration. Pluralsight’s equity incentive plans will terminate as of the Effective Time. See Section 11—“The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer and the Company Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Company Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”). In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Company Merger (or retain for exercise of appraisal rights) and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. If you are a Non-United States holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Company Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of certain material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Company Merger or exercising appraisal rights.

Who should I talk to if I have additional questions about the Offer?

You may call MacKenzie Partners, Inc. toll-free at (800) 322-2885, by email at Vistaoffer@mackenziepartners.com. Banks and brokers may call (212) 929-5500.

INTRODUCTION

To the Holders of Shares of Common Stock of Pluralsight, Inc.:

Lake Merger Sub I, Inc. (“Purchaser”), a Delaware corporation and direct wholly owned subsidiary of Lake Holdings, LP (“Parent I”), a Delaware limited liability company controlled by Vista Equity Partners Fund VII, L.P. (“Vista”), hereby offers to purchase for cash all outstanding shares of (i) Class A common stock, par value $0.0001 per share (the “Company Common Stock”), (ii) Class B common stock, par value $0.0001 per share (the “Company Class B Stock”), and (iii) Class C common stock, par value $0.0001 per share (the “Company Class C Stock”) of Pluralsight, Inc., a Delaware corporation (“Pluralsight”), at a price of:

•

$22.50 per share of Company Common Stock, net to the seller in cash, without interest (such amount or any higher amount per share of Company Common Stock that may be paid pursuant to the Offer being hereinafter referred to as the “Class A Offer Price”);

•

$0.0001 per share of Company Class B Stock, net to the seller in cash, without interest (such amount or any higher amount per share of Company Class B Stock that may be paid pursuant to the Offer being hereinafter referred to as the “Class B Offer Price”); and

•

$0.0001 per share of Company Class C Stock (the “Class C Offer Price”), net to the seller in cash, without interest (such amount or any higher amount per share of Company Class C Stock that may be paid pursuant to the Offer being hereinafter referred to as the “Class C Offer Price” and together with the Class A Offer Price and Class B Offer Price, the “Offer Prices”),

upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire one minute after 11:59 p.m., New York City time (the “Expiration Time”) at the end of April 5, 2021 (the “Initial Expiration Date” and such date or such subsequent date, if any, to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021 (as the same may be amended, the “Merger Agreement”), by and among Parent I, Lake Guarantor, LLC, a Delaware limited partnership (“Parent II, and together with Parent I, the “Parent Entities”), Purchaser, Lake Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II” and together with Purchaser, the “Purchaser Entities” and together with the Parent Entities, the “Buyer Entities”), Pluralsight Holdings, LLC, a Delaware limited liability company (“Holdings” and together with Pluralsight, the “Company Parties”), and Pluralsight. The Merger Agreement provides (i) that Purchaser will be merged with and into Pluralsight (the “Company Merger”) with Pluralsight continuing as the surviving corporation in the Company Merger and a wholly owned subsidiary of Parent I (the “Surviving Corporation”); and (ii) that Merger Sub II will be merged with and into Holdings (the “Holdings Merger”) with Holdings continuing as the surviving company in the Holdings Merger and a wholly owned subsidiary of Parent II (the “Surviving LLC” and together with the Surviving Corporation, the “Surviving Entities”). Pursuant to the Merger Agreement, (i) at the effective time of the Company Merger (the “Company Merger Effective Time”), each Share outstanding immediately prior to the Company Merger Effective Time (other than Shares owned by Vista, the Buyer Parties, the Company Parties, or any other subsidiaries of the Company Parties and Buyer Parties, all of which will be cancelled, and other than Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”, and such shares the “Excluded Shares”)) will be converted into the right to receive the Class A Offer Price, the Class B Offer Price, or the Class C Offer Price, as applicable; and (ii) at the effective time of the Holdings Merger (the “Holdings Merger Effective Time”), each common unit of Holdings (the “Holdings Unit”) outstanding immediately prior to the Holdings Merger Effective Time (other than Holdings Units owned by the Company Parties, or any subsidiaries of the Company parties) will be converted into the right to receive $22.50 (the “Per Unit Price”). Holdings Units cannot be tendered into the offer, but holders of Holdings Units can participate in the Offer by redeeming their Holdings Units for shares of Company Common Stock, in accordance with limited liability company agreement of Holdings, and tendering of the shares of Company Common Stock issuable upon such redemption into the Offer prior to the expiration of the Offer, except that if the Offer is not consummated in accordance with the terms of the Merger Agreement, the redemption shall be void and deemed not to have occurred. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Pluralsight equity awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. Parent I or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Co., LLC (“AST”), as depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc. as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Following careful consideration the board of directors of Pluralsight (the “Pluralsight Board”) has: (i) determined that it is in the best interests of Pluralsight and its stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer and the Company Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved the execution and delivery of the Merger Agreement by Pluralsight, the performance by Pluralsight of its covenants and other obligations under the Merger Agreement, and the consummation of the Offer and the Company Merger upon the terms and subject to the conditions set forth therein; (iii) resolved to recommend that the stockholders of Pluralsight accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolved that the Company Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Company Merger shall be consummated as promptly as possible after the Offer Acceptance Time.

A more complete description of the Pluralsight Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in Pluralsight’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will be mailed to the stockholders of Pluralsight within 10 business days following this Offer to Purchase.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things:

(i) the number of shares of Company Common Stock, Company Class B Stock and Company Class C Stock validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding shares of Company Common Stock, Company Class B Stock and Company Class C Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL, but including any shares of Company Common Stock issued pursuant to a delivery of a Redemption Notice (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of Holdings (as amended from time to time, the “Holdings LLCA”)) for the redemption by the Company, of their common units of Holdings (“Holdings Units”) for shares of Company Common Stock (a “Pubco Offer Redemption”) which redemption shall be effective as of immediately prior to the Expiration Time on the Expiration Date, (as it may be extended pursuant to the terms of the Merger Agreement) and tendered into the Offer in accordance with the provisions of the Merger Agreement), together with any shares of Company Common Stock, Company Class B Stock and Company Class C Stock beneficially owned by Parent I or any wholly owned Subsidiary of Parent I, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding shares of Company Common Stock, Company Class B Stock and Company Class C Stock (including any shares of Company Common Stock issued pursuant to a Pubco Offer Redemption), as of the Expiration Time, but excluding any shares of Company Common Stock, Company Class B Stock or Company

Class C Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock, Company Class B Stock or Company Class C Stock acquired by the Company prior to the expiration of the Offer (including (i) any shares of Company Class B Stock and Company Class C Stock surrendered to the Company and cancelled in connection with any redemption or exchange of Holdings Units pursuant to and in accordance with the terms of the Holdings LLCA (a “Holdings Unit Redemption”) (including any Pubco Offer Redemption) and (ii) any shares of Company Common Stock acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units (each as defined in the Merger Agreement) (the “Minimum Condition”);

(ii) the number of shares of Company Common Stock and Company Class B Stock validly tendered and not validly withdrawn pursuant to the Offer (including any shares of Company Common Stock issued pursuant to a Pubco Offer Redemption and tendered into the Offer in accordance with Section 2.2(c) of the Merger Agreement) equals at least one share more than 50% of all issued and outstanding shares of Company Common Stock and Company Class B Stock as of the Expiration Time, excluding (for purposes of both the numerator and the denominator of such calculation) any shares of Company Common Stock and Company Class B Stock known by the Company’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be held by a Company Excluded Party as of such time, and excluding any shares of Company Common Stock and Company Class B Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock or Company Class B Stock acquired by the Company prior to the expiration of the Offer (including (i) any shares of Company Class B Stock surrendered to the Company and cancelled in connection with a Holdings Unit Redemption (including any Pubco Offer Redemption) and (ii) any shares of Company Common Stock acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units) (the “Special Majority Condition”). “Company Excluded Party” means (i) other than the Company and Holdings, any party to the Tax Receivables Agreement by and among the Company, VP CIF II (PS Splitter), L.P., a Delaware limited partnership, and certain other persons, dated as of May 16, 2018, as amended on December 11, 2020 (the “TRA”) that is receiving benefits under the TRA in connection with the transactions contemplated by the Merger Agreement (excluding any party to the TRA that has waived or otherwise forfeited all of its rights to receive such benefits in connection with the transactions contemplated by the Merger Agreement), (ii) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act and (iii) any other Company Stockholder known by the Company’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be an Affiliate or immediate family member (as defined in Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing;

(iii) there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the Transactions; and

(iv) the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Pluralsight. We cannot, however, waive the Minimum Condition or the Special Majority Condition without the consent of Pluralsight. See Section 15—“Certain Conditions of the Offer.”

Pluralsight has advised Parent I that, as of the close of business on February 28, 2021, there were 145,484,091 shares, in the aggregate, of Company Common Stock, Company Class B Stock and Company Class C Stock issued and outstanding. Assuming that no Shares are issued after February 28, 2021, a minimum of 72,742,046 Shares would need to be validly tendered and not withdrawn prior to the Expiration Date in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, at the Company Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and officers of Purchaser immediately prior to the Company Merger Effective Time will be the directors and officers of the Surviving Corporation. The Merger Agreement further provides that at the Holdings Merger Effective Time, until successors are duly appointed, the officers of Merger Sub II immediately prior to the Holdings Merger Effective Time will be the officers of the Surviving LLC.

This Offer to Purchase does not constitute a solicitation of proxies, and the Buyer Parties are not soliciting proxies in connection with the Offer or the Mergers. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the time Purchaser accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) to approve the Company Merger without the affirmative vote of any other stockholder of Pluralsight pursuant to Section 251(h) of the DGCL. No approval by Pluralsight stockholders is required to effect the Holdings Merger. As the sole managing member and manager of Holdings, Pluralsight has the power and authority to approve the Holdings Merger on behalf of Holdings without the vote of any other unitholders or any other persons or entities. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Company Merger are described in Section 5—“Certain Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Condition, the Special Majority Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.”

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date for any period required by any law, rule, any interpretation or position of the SEC, the SEC staff or any rules and regulations of the NASDAQ applicable to the Offer. In no event will Purchaser be required to extend the Offer beyond July 12, 2021 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, Purchaser may, without requiring the consent of Pluralsight or any other person, extend the Offer for one or more periods of up to 10 business days each (or such longer period as we may agree to with Pluralsight), if at the then-scheduled Expiration Date any of the Offer Conditions have not been satisfied or waived by Purchaser provided that if the Offer Conditions (other than the Minimum Condition, the Special Majority Condition and any Offer Conditions that by their nature to be satisfied at the Expiration Time) are satisfied, Purchaser may only extend the Offer three times for a total amount of no more than eight business days, in the aggregate, following the most recently scheduled Expiration Date at which all Offer Conditions (other than the Minimum Condition, the Special Majority Condition and any Offer Conditions that by their nature to be satisfied at the Expiration Time) are satisfied (or such longer period as Purchaser may agree to with Pluralsight). In no event, however, may we extend our Offer beyond July 12, 2021 or permit such Offer to be outstanding following the termination of the Merger Agreement, without Pluralsight’s prior written consent.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied or waived by Purchaser on the terms and subject to the conditions set forth in the Merger Agreement, (ii) to waive any condition to the Offer (other than the Minimum Condition or the Special Majority Condition, which may each only be waived with the consent of Pluralsight) in its sole discretion or (iii) to increase the Offer Price or otherwise amend the Offer in any respect that is not adverse to the holders of Shares and that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent or materially delay the ability of Parent I or Purchaser to consummate the Offer, the Company Merger or the other Transactions, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, among other actions, reduce the Class A Offer Price, Class B Offer Price, or Class C Offer Price or change the form of consideration to be paid in the Offer, reduce the number of Shares subject to the Offer, waive or amend the Minimum Condition or the Special Majority Condition, amend or modify any Offer condition in a manner adverse to the holders of Shares, impose additional or different Offer conditions, adversely change any of the Offer terms or extend or otherwise change any time period for the performance of any obligation of Parent I or Purchaser, in each case without the prior written consent of Pluralsight.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service and making any appropriate filing with the SEC. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, promptly after the termination of the Offer or withdrawal of such Shares, Purchaser shall, and Parent I shall cause Purchaser to, immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent I shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent I shall cause Purchaser to, immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

Pluralsight has provided Purchaser with Pluralsight’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Pluralsight’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company, (the “Book-Entry Transfer Facility”) confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letter of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition and the Special Majority Condition upon physical receipt of an executed letter of transmittal by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the National Association of Securities Dealers Automated Quotations Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.

if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment as Proxy. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Pluralsight’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) a portion of the amount of any payments made to certain stockholders pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder who is a “U.S. person” as defined in the instructions to the IRS Form W-9 must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, certain corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to U.S. federal backup withholding (currently imposed at a rate of 24%). All stockholders surrendering Shares pursuant to the Offer who are U.S. persons should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each stockholder who is not such a U.S. person must submit an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary or from the IRS website at: http://www.irs.gov/w8) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after May 8, 2021, which is the 60th day after the commencement of the Offer, unless prior to that date such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a controlled foreign corporation or passive foreign investment company;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	a government organization;

•	a person holding Shares through a partnership or other entity or arrangement classified as a partnership or disregarded entity for U.S. federal income tax purposes, including S corporations;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person who received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person who holds Shares as “qualified small business stock” within the meaning of Section 1202 or Section 1045 of the Code;

•	a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code);

•	a person who is deemed to sell Shares under the constructive sale provisions of the Code;

•	an accrual method taxpayer subject to Section 451(b) of the Code;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	certain former citizens and long-term residents of the United States.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Company Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Important Note: If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax and social insurance consequences that may apply to you.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (A) (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) it was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. treasury regulations to be treated as a United States person.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Company Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Company Merger (or pursuant to the exercise of appraisal rights) will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must calculate gain or loss separately with respect to each such block of Shares.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Company Merger (or pursuant to the exercise of appraisal rights) generally will be subject to backup withholding tax at the applicable rate (currently 24%) unless the applicable United States holder or other payee provides its valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder who is a “U.S. person” (as defined in the instructions to IRS Form W-9) should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” United States holders who fail to furnish a taxpayer identification number in the manner required may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder result in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

Non-United States Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, that is not a United States holder or a partnership for United States federal income tax purposes.

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Company Merger (or pursuant to the exercise of appraisal rights) generally will be exempt from United States federal income tax unless:

•

the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-United States holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Pluralsight is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the five years preceding the sale, and certain exceptions do not apply.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale as if it were a United States holder. In addition, if a Non-United States holder described in the first bullet point above is a non-U.S. corporation for U.S. federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed U.S. federal income tax returns with respect to such losses.

Pluralsight has not been, is not and does not anticipate becoming a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time) for United States federal income tax purposes. In the event Pluralsight is or becomes a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time), provided that our common stock is regularly traded, as defined by applicable U.S. treasury regulations, on an established securities market, Shares will be treated as “United States real property interests,” subject to U.S. federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than 5% of the Shares during the shorter of the five year period ending on date of the Offer Acceptance Time (or, if applicable, the Effective Time), or period that the Non-United States holder held the Shares.

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax (currently imposed at a rate of 24%) with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Company Merger (or pursuant to the exercise of appraisal rights) unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” IRS Forms W-8 are available for download from the IRS website at: http://www.irs.gov/w8.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder result in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each Non-United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE COMPANY MERGER (OR THE EXERCISE OF APPRAISAL RIGHTS) ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6. Price Range of Shares; Dividends.

The Company Common Stock is listed on the NASDAQ under the symbol “PS.” The following table sets forth for the indicated periods the high and low sales prices per share of Company Common Stock as reported on NASDAQ. Pluralsight has not declared or paid any dividends during the applicable periods.

	High	Low
Year Ended December 31, 2019:
First Quarter	$34.47	$21.76
Second Quarter	$35.70	$28.50
Third Quarter	$32.40	$14.84
Fourth Quarter	$19.03	$15.45

Year Ended December 31, 2020:
First Quarter	$20.84	$6.59
Second Quarter	$22.50	$9.37
Third Quarter	$22.69	$16.10
Fourth Quarter	$21.68	$14.12

Year Ending December 31, 2021:
First Quarter (through March 5, 2021)	$21.83	$19.99

The Offer Price represents an approximately 38% premium to the volume weighted average closing stock price for the 30 trading days prior to the initial announcement of a transaction with Vista on December 13, 2020. On March 8, 2021, the last trading day prior to the original printing of this Offer to Purchase, the last per share sale price of the Shares reported on NASDAQ was $22.09 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement prohibits the declaration or payment of any dividend or other distribution with respect to Company Common Stock, unless consented to by Parent I in writing.

7. Certain Information Concerning Pluralsight.

The following description of Pluralsight and its business has been taken from or is based upon information furnished by Pluralsight or its representatives or upon publicly available documents and records on file with the SEC and other public sources. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Pluralsight, whether furnished by Pluralsight or contained in such filings, or for any failure by Pluralsight to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to us.

General. Pluralsight was incorporated as a Delaware corporation on December 4, 2017 as a holding company for the purpose of facilitating an initial public offering (“IPO”) and other related transactions in order to carry on the business of Holdings. Pluralsight’s principal executive offices are located at 42 Future Way, Draper, Utah 84020, and its telephone number is (801) 784-9007. Pluralsight’s website address is located at https:/www.pluralsight.com/ and its investor relations website is located at https://investors.pluralsight.com/.

In May 2018, Pluralsight completed its IPO and used the net proceeds to purchase newly issued Holdings Units. Following the reorganization transactions completed in connection with the IPO, Pluralsight became the sole managing member of Holdings. As the sole managing member, Pluralsight has the sole voting interest in Holdings and controls all of the business operations, affairs, and management of Holdings. Accordingly, Pluralsight consolidates the financial results of Holdings and reports the non-controlling interests representing the economic interests held by the other members of Holdings. As of December 31, 2020, Pluralsight owned 82.9% of Holdings and the members of Holdings who retained Holdings Units prior to the IPO (the “Continuing Members”) owned the remaining 17.1% of Pluralsight Holdings.

Pluralsight operates a cloud-based technology skills and engineering management platform that provides a broad range of tools for businesses and individuals, including skill assessments, a curated library of courses, learning paths, developer productivity metrics, and business analytics.

Available Information. Pluralsight is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Pluralsight’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Pluralsight’s securities, any material interests of such persons in transactions with Pluralsight, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Pluralsight’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available free of charge at the SEC’s website at www.sec.gov. Pluralsight also maintains a website at www.pluralsight.com. The information contained in, accessible from or connected to Pluralsight’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Pluralsight’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent I and Purchaser.

Purchaser is a wholly-owned subsidiary of, and controlled by Parent I. VEFP Lake LP is the sole general partner of Parent I. Vista is the sole general partner of VEFP Lake LP. Vista’s sole general partner is VEPF VII GP, Ltd. (“Fund VII UGP”). Robert F. Smith is the sole director and one of 11 members of Fund VII UGP. The principal office for each of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP is located at c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, CA 94111 and the telephone number of these entities is (415) 765-6500. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701. Purchaser, Parent I and VEFP Lake LP

were formed on December 7, 2020 solely for the purpose of completing the Offer and the Mergers and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Mergers. The principal business of Vista and Fund VII UGP is as a private equity investment firm.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent I, Purchaser, VEFP Lake LP,Vista and Fund VII UGP and certain other information are set forth in Schedule I to this Offer to Purchase.

As of the date of the Offer to Purchase, Vista Public Strategies Fund, LP beneficially owns 1,464,644 shares of Company Common Stock, which constitutes approximately 1.19% of the Company Common Stock issued and outstanding as of the close of business on January 15, 2021. Vista Public Strategies Fund, LP is an affiliate of Parent I, Purchaser, VEFP Lake LP,Vista and Fund VII UGP. Except as otherwise described in this Offer to Purchase, (i) none of Parent I, nor Purchaser nor, to the best knowledge of Parent I, Purchaser, VEFP Lake LP,Vista or Fund VII UGP , any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent I or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent I, Purchaser, VEFP Lake LP,Vista or Fund VII UGP , nor, to the best knowledge of Parent I, Purchaser, VEFP Lake LP,Vista or Fund VII UGP , any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP , or their subsidiaries, nor, to the best knowledge of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with Pluralsight or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP nor, to the best knowledge of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of Pluralsight, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP nor, to the best knowledge of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Pluralsight or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP or any of their respective subsidiaries or, to the best knowledge of Parent I, Purchaser, VEFP Lake LP, Vista and Fund VII UGP, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Pluralsight or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Pluralsight’s securities, an election of Pluralsight’s directors or a sale or other transfer of a material amount of Pluralsight’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of Parent I, Purchaser, VEFP Lake LP, Vista or Fund VII UGP, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent I, Purchaser, VEFP Lake LP, Vista or Fund VII UGP, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent I and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and to complete the Company Merger, (ii) to purchase all outstanding Holdings Units pursuant to the Merger Agreement and complete the Holdings Merger, (iii) to pay for the vested equity awards of Pluralsight required to be cashed out by the Merger Agreement, (iv) to repay or refinance certain indebtedness of Pluralsight, and (v) to pay fees and expenses in connection with the foregoing, will be approximately $3.44 billion. The Buyer Parties anticipate funding these payments through the issuance of equity of Parent I, and Parent II and the incurrence or issuance of debt and/or equity of Purchaser and Merger Sub II, including the Debt Financing as described herein.

Equity Financing.

The obligation of the Buyer Parties to consummate the Offer and the Mergers is not subject to any financing condition. In connection with the financing of the Offer and the Mergers, Vista and the Parent Entities have entered into an amended and restated equity commitment letter, dated as of March 7, 2021 (the “Equity Commitment Letter”), pursuant to which Vista has agreed to provide the Parent Entities with an equity commitment of up to $3.44 billion in cash. The proceeds from the Equity Commitment Letter together with cash on hand at Pluralsight (or one or more of its subsidiaries) will be sufficient to fund the refinancing of the indebtedness of Pluralsight, and to pay the fees, expenses and other amounts required to be paid in connection with the closing of the Mergers by the Company Parties and the Buyer Parties. Pluralsight has a contractual right to enforce the Equity Commitment Letter against Vista and, under the terms of the Merger Agreement, Pluralsight has the right to specifically enforce the Parent Entities’ obligation to consummate the Offer and the Mergers, subject to the satisfaction of the Minimum Condition and the Special Majority Condition, and the conditions to the Buyer Parties’ obligations to consummate the Mergers set forth in the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Debt Financing. Purchaser and Merger Sub II have received a commitment letter, dated as of December 11, 2020 (the “Commitment Letter”), from Owl Rock Capital Advisors LLC (“ORCA”), Ares Capital Management LLC (“Ares”), Canyon Capital Advisors LLC, on behalf of its managed funds and/or accounts (“Canyon”), Golub Capital LLC (“Golub”), The Private Credit Group of Goldman Sachs Asset Management, L.P. (“GSAM”), Oaktree Capital Management, L.P., Oaktree Fund Advisors, LLC (together with Oaktree Capital Management, P., collectively, “Oaktree”), Benefit Street Partners L.L.C. (“Benefit Street”), Special Value Continuation Partners, LLC, Tennenbaum Senior Loan Fund II, LP, Tennenbaum Senior Loan Fund V, LLC, BlackRock Elbert CLO V, Ltd., TCP Direct, Lending Fund VIII-A, LLC, TCP DLF VIII 2018 CLO, LLC, BlackRock DLF IX 2019 CLO, LLC, BlackRock DLF IX 2019-G CLO, LLC, BlackRock DLF IX 2020-1 CLO, LLC, BlackRock Direct Lending Fund IX-U (Ireland), BlackRock Direct Lending Fund IX-L (Ireland), BlackRock Credit Strategies Fund, BlackRock Capital Investment Corp (together with Special Value Continuation Partners, LLC, Tennenbaum Senior Loan Fund II, LP, Tennenbaum Senior Loan Fund V, LLC, BlackRock Elbert CLO V, Ltd., TCP Direct, Lending Fund VIII-A, LLC, TCP DLF VIII 2018 CLO, LLC, BlackRock DLF IX 2019 CLO, LLC, BlackRock DLF IX 2019-G CLO, LLC, BlackRock DLF IX 2020-1 CLO, LLC, BlackRock Direct Lending Fund IX-U (Ireland), BlackRock Direct Lending Fund IX-L (Ireland), BlackRock Credit Strategies Fund, collectively, “BlackRock”), Private Debt Investors Feeder, LLC (“Private Debt”), Verger Capital Fund LLC (“Verger”), South Carolina Retirement Systems Group Trust (together with Private Debt and Verger, collectively,

“Guggenheim”) and Vista Credit Partners, L.P. (“VCP” and, together with ORCC, ORCA, Ares, Canyon, Golub, GSAM, Oaktree, Benefit Street, BlackRock and Guggenheim the “Debt Financing Sources”) pursuant to which the Debt Financing Sources made loan commitments for the purpose of financing a portion of the funds required to complete the Offer and the Merger and the refinancing of certain indebtedness of Pluralsight (such commitments, the “Debt Financing”).

Pursuant to the Commitment Letter, the Debt Financing Sources have committed to provide, subject to the terms and conditions of the Commitment Letter, (i) a senior secured revolving credit facility in an aggregate principal amount equal to $100 million (the “Revolving Credit Facility”), and (ii) a senior secured term loan facility in an aggregate principal amount of $1,000 million (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Credit Facilities”), in each case with a term of six years from the closing of the Offer (the “Closing”). The Credit Facilities are expected to bear interest at a rate equal to, at the option of Pluralsight, LLC, a Nevada limited liability company (solely after giving effect to the Merger, the “Borrower”), at a rate equal to (i) the applicable margin set forth in the grid below for “ABR Loans” plus the highest of (x) the prime rate (as determined by reference to the Wall Street Journal), (y) the Federal funds open rate plus 0.50% per annum and (z) a daily Eurodollar rate based on an interest period of one month plus 1.00% per annum, or (ii) the Eurodollar rate plus the applicable margin set forth in the grid below for “Eurodollar Loans”. The margins set forth under “Level I” below are expected to apply until the Borrower satisfies the leverage tests set forth below and, prior to December 31, 2023, elects to apply the margin associated with such lower leverage level.

Level	Total Leverage Ratio	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans

I	> 6.50 to 1.00	8.00%	7.00%

II	≤ 6.50 to 1.00 and > 6.00 to 1.00	7.50%	6.50%

III	≤ 6.00 to 1.00 and > 5.50 to 1.00	7.00%	6.00%

The commitments will be secured by a perfected first priority lien security interest in substantially all present and after-acquired assets of the Borrower and each of its direct and indirect wholly owned domestic subsidiaries, subject to customary exceptions.

The funding of the Debt Financing is subject, among other things, to the execution and delivery of the definitive documentation of the Debt Financing; receipt of the Vista equity contribution; consummation of the debt refinancing described above; consummation of the transactions contemplated by the Merger Agreement (the “Transactions”) in all material respects in accordance with the Merger Agreement; absence of any Company Material Adverse Effect (as defined in the Merger Agreement); the Debt Financing Sources’ receipt of certain historical and financial information; and certain other customary closing conditions.

The foregoing summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

Limited Guaranty. Concurrently with the execution and delivery of the Equity Commitment Letter, Vista is executing and delivering to the Company (on behalf of the Company Parties) an amended and restated limited guaranty, dated as of March 7, 2021 (as amended the “Limited Guaranty”), in favor of the Company Parties in respect of the Buyer Parties’ obligations under the Merger Agreement (the “Guaranteed Obligations”), including, but not limited to: (1) the indemnification obligations of the Buyer Parties in connection with any costs, expenses or losses incurred or sustained by the Company Parties in connection with their cooperation with the arrangement of any potential debt financing; and (2) the documented and reasonable out-of-pocket costs and expenses incurred by the Company Parties and their subsidiaries in connection with the cooperation of the Company Parties and their subsidiaries with the potential arrangement of any potential debt financing (the obligations set forth in clauses (1) and (2), the “Reimbursement Obligations”).

The obligations of Vista under the Limited Guaranty are subject to an aggregate cap equal to $209.2 million, plus the Reimbursement Obligations.

Subject to specified exceptions, the Limited Guaranty will terminate upon the earliest of:

•	immediately following the effective time of the Company Merger and the deposit of the consideration payable to the holders of Shares and Holdings Units with the designated payment agent;

•	the valid termination of the Merger Agreement by mutual written consent of Parent I and Pluralsight;

•	the valid termination of the Merger Agreement by Pluralsight in certain circumstances in connection with a Superior Proposal (as defined in the Merger Agreement);

•	the indefeasible payment by Vista or the Buyer Entities of an amount of the Guaranteed Obligations equal to the aggregate cap;

•

one year after the valid termination of the Merger Agreement in accordance with its terms, other than a termination in the scenarios described in the second and third bullets above, unless prior to the expiration of such one-year period (i) Pluralsight shall have delivered a written notice with respect to any of the Guaranteed Obligations asserting that Vista or any Buyer Party alleging that any Buyer Party is liable, in whole or in part, for any portion of the Guaranteed Obligations and (ii) the Company Parties shall have commenced a legal proceeding against Vista or any Buyer Party alleging that any Buyer Party is liable for any payment obligations under the Merger Agreement or against Vista alleging that amounts are due and owing from Vista pursuant to the Limited Guaranty, in which case the Limited Guaranty will survive solely with respect to amounts so alleged to be owing, subject to certain restrictions contained in the Limited Guaranty; and

•

any Company Party or any of its affiliates acting on its behalf seeks to impose liability upon Vista in excess of the aggregate cap, or otherwise challenges any limit on the liability of Vista under the Limited Guaranty or under the Equity Commitment Letter, or makes any claim arising under or in connection with the Merger Agreement, the Limited Guaranty or the Equity Commitment Letter, or the transactions contemplated thereby, or other certain claims permitted by the Limited Guaranty.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with Pluralsight.

The following is a description of Vista’s participation in a process with Pluralsight that resulted in the execution of the Merger Agreement. For a review of Pluralsight’s activities relating to this process, please refer to Pluralsight’s Schedule 14D-9 which will be mailed to Pluralsight’s stockholders within 10 business days following this Offer to Purchase. References to Vista in this section may be references to affiliates and representatives of Vista, and to actions to be taken by or on behalf of Holdings or the Buyer Parties, entities that are controlled by Vista.

Aaron Skonnard, the chief executive officer of Pluralsight, had been introduced to various representatives of Vista since prior to Pluralsight’s initial public offering, and from time to time had meetings and other discussions with representatives of Vista, including during Pluralsight’s initial public offering roadshow and with respect to sales of Pluralsight’s products to Vista and its portfolio companies. On May 15, 2020, Mr. Skonnard and Monti Saroya, a senior managing director of Vista with whom Mr. Skonnard conversed with from time to time, held a call, during which they discussed the Pluralsight business generally and the industry. On August 19, 2020, Mr. Skonnard emailed Mr. Saroya to invite Robert F. Smith, Founder, Chairman and CEO of Vista, to speak about the future of technology at Pluralsight’s virtual user conference in October 2020, which Mr. Smith agreed to do, as he had known Mr. Skonnard for a number of years. In the August 19, 2020 email Mr. Skonnard also requested a conversation with Mr. Saroya to give an update on Pluralsight’s business. On August 24, 2020, Mr. Skonnard sent Mr. Saroya a follow-up text message, inquiring about Mr. Smith’s attendance at Pluralsight’s conference and about scheduling a conversation with Mr. Saroya. On August 28, 2020, Mr. Skonnard, Mr. Saroya and Adrian Alonso, a managing director of Vista, had a call to further discuss Mr. Smith’s attendance at Pluralsight’s conference, during which the parties discussed the Pluralsight business generally and the overall industry.

On September 17, 2020, Mr. Skonnard attended a meeting with Mr. Saroya, at Mr. Saroya’s invitation. Prior to the meeting, Mr. Saroya did not inform Mr. Skonnard that Mr. Saroya would be raising a potential acquisition of Pluralsight at the meeting. At the meeting, Mr. Saroya indicated that Vista was interested in acquiring Pluralsight. The terms of a proposed acquisition were not discussed, except that Mr. Saroya indicated to Mr. Skonnard following the meeting that Vista believed it could offer the highest value proposal among potential acquirors. Following the meeting with Mr. Saroya, Mr. Skonnard conveyed Vista’s expression of interest to Gary Crittenden, the lead independent director of the Pluralsight Board, and Mr. Skonnard and Mr. Crittenden agreed that a meeting of the Pluralsight Board would be called to inform the Pluralsight Board and discuss Vista’s expression of interest.

On September 23, 2020, at Mr. Skonnard’s request, Mr. Saroya and Mr. Alonso had a call with Mr. Skonnard, during which they reaffirmed Vista’s interest in acquiring Pluralsight, but did not discuss any specific terms.

On October 6, 2020, Vista executed a confidentiality agreement with Pluralsight which included a “standstill” provision restricting Vista from making proposals with respect to the acquisition of Pluralsight without Pluralsight’s prior consent (other than confidential proposals to the Pluralsight Board that would not reasonably be expected to require a public announcement), which restrictions would fall away and no longer be in effect, among other things, at the time of the entry into a definitive agreement approved by Pluralsight to acquire more than 50% of Pluralsight’s outstanding voting securities or assets representing more than 50% of Pluralsight’s consolidated earnings power.

From time to time during the month of October 2020, representatives of Vista attended presentations provided by members of Pluralsight management together with representatives of Qatalyst Partners LP (“Qatalyst”), financial advisor to Pluralsight, regarding Pluralsight’s business, which presentations included certain prospective financial information of Pluralsight as of September 2020. Those meetings included a management presentation on October 9, 2020, a merger and acquisition call on October 14, 2020, a finance call on October 19, 2020, and a strategy call on October 26, 2020.

On October 18, 2020, representatives of Qatalyst informed Vista that Pluralsight was willing to review a written acquisition proposal, should Vista want to submit one. In response, Vista informed representatives of Qatalyst that Vista would be in a position to submit a proposal with respect to the acquisition of Pluralsight during the beginning of the week of October 26, 2020.

On October 25, 2020, Vista was granted access to an electronic dataroom containing financial and business information with respect to Pluralsight to support its due diligence review of Pluralsight.

Also on October 25, 2020, a preliminary version of certain prospective financial information of Pluralsight as of October 2020 was made available to Vista in the electronic dataroom starting and, on October 27, 2020, the final version of certain prospective financial information of Pluralsight as of October 2020 was made available to Vista in the electronic dataroom.

On October 27, 2020, representatives of Vista contacted Mr. Skonnard and representatives of Qatalyst separately to indicate that Vista would not be submitting a proposal with respect to a potential acquisition of Pluralsight prior to the U.S. federal elections on November 3, 2020 and Pluralsight’s announcement of its third quarter 2020 earnings results on November 5, 2020.

On November 6, 2020, Vista delivered to Pluralsight a written proposal to acquire all of the outstanding equity of Pluralsight for $16.50 in cash per share of Class A common stock and equivalents based on certain assumptions, including the number of shares of Class A common stock and equivalents outstanding on a fully diluted basis and the full acceleration and satisfaction of obligations under the TRA in accordance with its terms, in an amount of approximately $406 million (estimated from the model provided by management of Pluralsight in the electronic dataroom, with a $16.50 per share input). The proposal also indicated that, to the extent that a lower amount is ultimately required to satisfy in full Pluralsight’s obligations under the TRA, the difference would be applied to the purchase price being proposed by Vista on a dollar-for-dollar basis.

On November 11, 2020, representatives of Qatalyst held a telephonic conference with representatives of Vista to negotiate the terms of Vista’s acquisition proposal. Vista’s proposal of November 6, 2020, stated that the benefit of any reduction in the full TRA payment obligation would be allocated to Pluralsight’s stockholders. Thereafter, representatives of Qatalyst informed Vista that Pluralsight would seek to amend the TRA to reduce the amount of Pluralsight’s change of control obligation and sought confirmation that Vista would increase the price per share of Class A common stock and equivalents in its proposal in an amount equal to such reduction. Also during that meeting, representatives of Qatalyst requested from Vista a revised, higher value proposal. Following that discussion, representatives of Vista verbally provided a revised acquisition proposal of $17.75 in cash per share of Class A common stock and equivalents, assuming no reduction in the amount of the change of control payment obligation owed by Pluralsight under the TRA, which represented an estimated “implied ‘no TRA’ adjusted price” of $20.32 in cash per share of Class A common stock. (In this Offer to Purchase, we refer to the term “implied ‘no TRA’ adjusted price” to mean the implied price per share of an acquisition proposal assuming that the entire amount of Pluralsight’s accelerated change of control payment obligations under the TRA were reduced to zero (i.e., a hypothetical scenario where “no TRA” payment would be payable in the event of a change of control) and applied to increase the consideration payable to Pluralsight’s equityholders on a dollar-for-dollar basis.)

On November 13, 2020, representatives of Qatalyst held a telephonic conference with representatives of Vista to negotiate the terms of Vista’s acquisition proposal, and provided Vista with a counter-proposal with an “implied ‘no TRA’ adjusted price” of $23.00 in cash per share of Class A common stock.

On November 17, 2020, representatives of Vista verbally provided to Qatalyst an updated acquisition proposal with an “implied ‘no TRA’ adjusted price” of $21.04 in cash per share of Class A common stock and equivalents. Following continued negotiations and discussions with representatives of Qatalyst, Vista further increased its acquisition proposal to a best and final proposal with an “implied ‘no TRA’ adjusted price” of $21.05 in cash per share of Class A common stock and equivalents, equating to $18.46 in cash per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA. Representatives of Vista also stated that it would not be willing to proceed with further discussions unless Pluralsight agreed to negotiate exclusively with Vista for a short period to be agreed.

Upon receipt of Vista’s November 17, 2020 acquisition proposal for an “implied ‘no TRA’ adjusted price” of $21.05 in cash per share, the transaction committee of the Pluralsight Board negotiated with the representative of the TRA beneficiaries (the “TRA Representative”) a reduction in the aggregate amount of Pluralsight’s change of control payment obligations under the TRA to $127 million (representing a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA beneficiaries under the then-existing terms of the TRA in respect of a change of control of Pluralsight at an “implied ‘no TRA’ adjusted price” of $21.05 in cash per share of Class A common stock and equivalents).

On November 19, 2020, Vista delivered to Pluralsight an updated written proposal to acquire all of the outstanding equity of Pluralsight for $20.26 in cash per share of Class A common stock and equivalents in cash based on certain assumptions, including the number of shares of Class A common stock and equivalents outstanding at such time and the payment of $127 million by Pluralsight in satisfaction of its change of control payment obligations under the TRA following the acquisition. Vista also delivered a draft exclusivity agreement and, following negotiation of the terms, including the circumstances in which the exclusivity obligations would fall away, Pluralsight and Vista executed on November 19, 2020 an exclusivity agreement in which Pluralsight agreed to negotiate exclusively with Vista with respect to an acquisition transaction until December 11, 2020 or, if earlier, such time as Vista indicates that it intends to reduce the per share price at which it is willing to proceed with the acquisition transaction. Following Vista’s request, Pluralsight consented to Vista confidentially approaching certain potential sources of equity and debt financing in connection with a potential acquisition.

Beginning on November 20, 2020, representatives of Vista, potential institutional co-investors and potential lenders and their respective advisors, including Kirkland & Ellis LLP, Vista’s outside counsel (“Kirkland”), were granted access to additional confirmatory legal and operational due diligence documents and information in Pluralsight’s electronic dataroom to support their continued due diligence review of Pluralsight. Over the following three weeks, Vista, potential institutional co-investors and potential lenders and their respective advisors conducted operational, legal, financial and other due diligence on Pluralsight, including reviews of Pluralsight’s commercial relationships, intellectual property, capitalization, equity awards and employee benefit plans and compliance and regulatory matters, and from time to time had discussions with representatives of Pluralsight and Qatalyst to discuss process, due diligence and related items with respect to an acquisition transaction.

Also on November 20, 2020, representatives of Kirkland sent a draft of the Merger Agreement to representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Pluralsight’s outside counsel (“Wilson Sonsini”), which draft contemplated (among other things) a full equity financing commitment of the acquisition by funds affiliated with Vista, specific performance rights for Pluralsight to enforce the equity financing commitments and the Buyer Parties’ obligation to consummate the acquisition, a termination fee and Pluralsight liability limitation equal to 3.5% of Pluralsight’s equity value in the acquisition and a Buyer Parties’ liability limitation equal to 6% of Pluralsight’s equity value.

On November 24, 2020, following Vista’s request, Pluralsight consented to Vista confidentially approaching certain additional potential sources of equity and debt financing in connection with a potential acquisition.

On November 27, 2020, representatives of Wilson Sonsini sent to representatives of Kirkland a revised draft of the Merger Agreement, which draft contemplated (among other things) a termination fee and Pluralsight liability limitation equal to 2.75% of Pluralsight’s equity value in the acquisition and a Buyer Parties’ liability limitation equal to 8% of Pluralsight’s equity value. Over the following two weeks, representatives of Pluralsight and Vista and their respective legal advisors exchanged revised drafts of the Merger Agreement and negotiated the terms of the Merger Agreement. Key terms of the Merger Agreement negotiated between the parties included the amounts of the termination fee, Pluralsight liability limitation and Buyer Parties’ liability limitation, circumstances in which the termination fee would be payable by Pluralsight, circumstances in which the Pluralsight Board could negotiate alternative acquisition proposals, change its recommendation to stockholders in favor of the mergers and terminate the Merger Agreement to enter into definitive agreements for an alternative acquisition proposal, the definition of “Material Adverse Effect,” Buyer Parties’ commitments in connection with obtaining required regulatory approvals and other certainty of closing matters, the structure of the mergers and circumstances in which the Buyer Parties could modify the structure of the acquisition transactions, the treatment of unvested Pluralsight equity awards in connection with the consummation of the mergers and the interim operating covenants applicable to Pluralsight and exceptions thereto for matters such as commercial and strategic transactions, capital expenditures and employee hiring, termination and retention.

On November 30, 2020, representatives of Kirkland sent a draft of the voting agreement to representatives of Wilson Sonsini and representatives of outside counsel for the stockholders requested to be party to the voting agreement. Over the following 10 days, representatives of Pluralsight, Vista, the stockholders requested to be party to the voting agreement and their legal advisors exchanged revised drafts of the voting agreement and negotiated the terms of the voting agreement.

On December 4, 2020, representatives of Kirkland sent to representatives of Wilson Sonsini drafts of the equity commitment letter and limited guarantee, which drafts contemplated a full equity financing commitment of the acquisition by funds affiliated with Vista and specific performance rights for Pluralsight to enforce the equity financing commitments on the terms and conditions set forth in the equity commitment letter. Over the following week, representatives of Pluralsight and Vista and their respective legal advisors exchanged revised drafts of the equity commitment letter and the limited guarantee and negotiated the terms of the equity commitment letter and the limited guarantee, including the amount of the equity investment such funds affiliated with Vista agreed to deliver to the Buyer Parties to fund the mergers and the related transactions.

During the week of December 7, 2020, representatives of Pluralsight, the TRA Representative, Vista and their respective legal advisors exchanged revised drafts of a proposed amendment to the TRA (the “TRA amendment”) which provided, among other things, a reduction in the aggregate amount of the change of control payment obligations to be paid at closing.

On December 11, 2020, representatives of Wilson Sonsini, Kirkland and legal counsel to the TRA Representative and the stockholders requested to be party to the voting agreement finalized the forms of the Merger Agreement, voting agreements, TRA amendment and other relevant transaction documents.

In the afternoon of December 11, 2020, DJ Anderson, Pluralsight’s vice president of communications, had a conversation with representatives of Vista about changing language in the Pluralsight Employee FAQ document to avoid giving the impression that Mr. Skonnard had plans to leave Pluralsight following the Merger.

In the evening of December 11, 2020, following the meeting of the Pluralsight Board, Pluralsight, Holdings and the Buyer Parties executed the Merger Agreement (the “Original Merger Agreement”), and the parties to the TRA amendment, the voting agreement and the relevant transaction agreements executed such agreements.

On December 13, 2020, Pluralsight and Vista publicly announced the mergers and the execution of the Original Merger Agreement and relevant transaction agreements.

Following the public announcement of the Merger, representatives of Pluralsight and Vista corresponded on various topics related to the Merger. On December 15, 2020, a representative of Vista sent Mr. Skonnard email introductions to three Vista portfolio company CEOs for the purpose of providing Mr. Skonnard with information regarding their roles as Vista portfolio company executives.

On January 29, 2021, Pluralsight filed a definitive proxy statement with the SEC (the “Proxy Statement”), setting the date for the special meeting of Pluralsight stockholders (the “Special Meeting”) for March 2, 2021, and commenced mailing the Proxy Statement and form of proxy card to the Pluralsight stockholders on or about January 29, 2021.

On February 9, 2021, Pluralsight released an investor presentation and a press release highlighting the significant value that Vista’s proposed acquisition of Pluralsight would deliver to Pluralsight’s stockholders and reiterating the Pluralsight Board’s recommendation in favor of the proposal to adopt the Original Merger Agreement.

On February 17, 2021, Institutional Shareholder Services (“ISS”), a proxy advisory and corporate governance services firm, recommended that the Pluralsight stockholders vote against the proposal to adopt the Original Merger Agreement. That same day, Eminence filed a definitive proxy statement with the SEC soliciting proxies from Pluralsight’s stockholders for use at the Special Meeting and at any adjournments or postponements thereof, to vote against the proposal to adopt the Original Merger Agreement.

On February 18, 2021, Pluralsight issued a press release commenting on its disappointment about the conclusions reached by ISS and reiterating the Pluralsight Board’s recommendation in favor of the proposal to adopt the Original Merger Agreement.

On February 22, 2021, Pluralsight released an investor presentation highlighting the significant value that Vista’s proposed acquisition of Pluralsight would deliver to Pluralsight’s stockholders.

On February 22, 2021, Glass Lewis & Co., a proxy advisory and corporate governance services firm, recommended that the Pluralsight stockholders vote against the proposal to adopt the Original Merger Agreement.

Between February 22, 2021 and March 1, 2021, representatives of Pluralsight discussed voting analyses with representatives of Vista, which indicated that Pluralsight’s stockholders were unlikely to adopt the Original Merger Agreement at the Special Meeting.

On February 26, 2021, representatives of Vista had a teleconference with representatives of Qatalyst to commence exploratory discussions regarding whether there were revisions to the proposed transaction that would be acceptable to both Vista and the Pluralsight Board. In particular, representatives of Vista indicated that Vista may be willing to consider an increase to the price per share reflected in the Original Merger Agreement to a level that Vista believed would be acceptable to Pluralsight’s stockholders, but only if (i) certain Pluralsight insiders, including Mr. Skonnard, waive in full their rights to receive payments under the TRA in connection with such increase (which waived amounts would be re-allocated to Pluralsight’s public stockholders and included in the price increase), (ii) once payment rights under the TRA were waived, the shares of common stock held by the parties waiving such rights would be included as part of the group of disinterested stockholders for purposes of the condition requiring that the transaction be supported by a majority of the voting power held by Pluralsight’s disinterested stockholders (but with respect to Mr. Skonnard, his participation would only be in proportion to his economic stake in Pluralsight and not based on the increased voting power associated with his high-vote shares) (the “Special Approval”) and (iii) the transaction structure would be converted to a two-step tender offer pursuant to Section 251(h) of the DGCL in lieu of consummating the mergers in accordance with the Original Merger Agreement. In response, representatives of Qatalyst indicated that it would be difficult for the Pluralsight Board to consider these proposed changes without knowing the size of a potential price per share increase, but agreed to discuss it further with Pluralsight.

On February 27, 2021, representatives of Vista had a teleconference with representatives of Qatalyst to continue exploratory discussions regarding potential revised terms for the transaction. Representatives of Vista indicated that Vista may be willing to consider an increase in the per share price reflected in the Original Merger Agreement from $20.26 per share to $22.50 per share (an increase of 11%), in cash, which under all circumstances represented the maximum amount of price increase Vista may be willing to consider, subject to the Pluralsight Board agreeing to the various modifications and structural changes to the transaction discussed the prior day. Representatives of Qatalyst indicated that they would discuss this revised proposal further with the Pluralsight Board.

On February 28, 2021, representatives of Qatalyst had a teleconference with representatives of Vista, at which time representatives of Qatalyst indicated that, based on discussions with the Pluralsight Board, various Pluralsight insiders may be willing to fully waive their payment rights under the TRA and Pluralsight may be willing to agree to convert the transaction to a two-step tender offer structure if Vista agrees to the potential increased price per share. However, Qatalyst informed Vista that while the Pluralsight Board may be willing to consider the inclusion in the Special Approval of most of the parties who would waive in full their payment rights under the TRA, including Mr. Onion, the Pluralsight Board was not prepared to consider inclusion of Mr. Skonnard’s shares of common stock in the Special Approval.

On March 1, 2021, representatives of Vista had a teleconference with representatives of Qatalyst, at which time representatives of Vista indicated that Vista was withdrawing its February 27, 2021 proposal, and was considering whether it was willing to consider proceeding on the terms indicated in the response from Qatalyst on February 28, 2021.

On March 2, 2021, Pluralsight adjourned the Special Meeting until March 9, 2021 at 10:30 a.m., Mountain time.

Later on March 2, 2021, representatives of Kirkland had a teleconference with representatives of Wilson Sonsini, at which time representatives of Kirkland, on behalf of Vista, communicated Vista’s proposed revised transaction terms to representatives of Wilson Sonsini. The revised proposal included an increase in the per share price reflected in the Original Merger Agreement from $20.26 per share to $22.50 per share (an increase of 11%), in cash, subject to the Pluralsight Board agreeing to the following terms: (i) that all of the Pluralsight directors that are parties to the TRA, including Mr. Skonnard, waive in full their rights to receive payments under the TRA (which waived amounts would be re-allocated to Pluralsight’s public stockholders and included as part of the per share increase to $22.50), (ii) once payment rights under the TRA were waived, the shares held by all of the directors waiving such rights, other than Mr. Skonnard, would be included for purposes of determining whether the Special Condition has been satisfied and (iii) the transaction structure would be converted to a two-step tender offer pursuant to Section 251(h) of the DGCL in lieu of consummating the mergers in accordance with the Original Merger Agreement. Representatives of Kirkland, on behalf of Vista, communicated to representatives of Wilson Sonsini that such terms represented Vista’s best and final offer.

Later on March 2, representatives of Wilson Sonsini communicated to representatives of Kirkland that Pluralsight would be willing to consider proceeding on Vista’s terms communicated earlier that day.

Between March 2, 2021, 2021 and March 7, 2021, representatives of Wilson Sonsini, Kirkland and the stockholders requested to be party to support agreements worked on the forms of the Merger Agreement, support agreements and other relevant transaction documents that would be executed if the parties reached agreement on the revised terms.

On March 7, 2021, Vista was advised that the Pluralsight Board had approved the two-step merger transaction, and Pluralsight, Holdings and the Buyer Parties subsequently entered into the Merger Agreement.

On the morning of March 8, 2021, Pluralsight and Vista issued a joint press release announcing the execution of the Merger Agreement.

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Mergers, may be obtained in the manner set forth in Section 7—“Certain Information Concerning Pluralsight.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than three business days, after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition, the Special Majority Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent I will cause Purchaser to, consummate the Offer, accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer after the Expiration Date. If the Offer is consummated, each Pluralsight stockholder will receive the Class A Offer Price, the Class B Offer Price, and the Class C Offer Price, as applicable, for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Date, each net to such stockholder in cash, without interest thereon and subject to any withholding taxes. The Offer is initially scheduled to expire at one minute after 11:59 p.m. New York City time, at the end of April 5, 2021, but may be extended and re-extended as described below.

Purchaser has reserved the right (but is not obligated) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Pluralsight, Purchaser may not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares sought to be purchased in the Offer; (iv) impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition or the Special Majority Condition; (vi) amend or modify any of the terms of the Offer in a manner that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent or materially delay the ability of Parent I or Purchaser to consummate the Offer, the Mergers or the other Transactions; (vii) provide for any subsequent offering period; or (viii) terminate the offer or extend or otherwise change any time period for the performance of any obligation of Parent I or Purchaser (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

Extensions of the Offer

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Exchange Act in respect of any change in any Offer Price). Subject to Parent I’s and Pluralsight’s termination rights under the Merger Agreement, if as of any scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent I, Purchaser may, in its sole discretion (and without the consent of Pluralsight or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension (or such other increment of time as the Company and Parent I may agree), to permit such conditions to the Offer to be satisfied; provided, that once all conditions to the Offer (other than the Minimum Condition, the Special Majority Condition and any Offer Conditions that by their nature will be satisfied at the Expiration Time) are satisfied, Purchaser shall only be permitted to extend the Offer three times for a total of no more than eight (8) Business Days following the most recently scheduled Expiration Date. Purchaser cannot, however, without Pluralsight’s written consent, extend the Offer beyond the earlier of 11:59 p.m., Pacific time, on July 12, 2021 (the “Termination Date”) and the termination of the Merger Agreement in accordance with the terms thereof, the provisions of which are summarized under Section 11 “The Merger Agreement; Other Agreements —Termination of the Offer.”

Termination of the Offer

The Merger Agreement provides that Purchaser may not terminate or withdraw the Offer prior to the Expiration Date without the prior written consent of Pluralsight, except in the event that the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent I will cause Purchaser to) immediately and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Effects of the Mergers; Directors and Officers; Certificate of Incorporation; Bylaws

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL: (1) at the Holdings Merger Effective Time, Merger Sub II will merge with and into

Holdings, with Holdings continuing as the Surviving LLC in the Holdings Merger, and the separate corporate existence of Holdings will thereupon cease, and (2) at the Company Merger Effective Time, which will immediately follow the Holdings Merger, Purchaser will merge with and into the Company, with the Company continuing as the Surviving Corporation in the Company Merger, and the separate corporate existence of Purchaser will thereupon cease. From and after the Company Merger Effective Time, Pluralsight, as the Surviving Corporation in the Company Merger, will possess all properties, rights, privileges, powers and franchises of Pluralsight and Purchaser, and all of the debts, liabilities and duties of Pluralsight and Purchaser will become the debts, liabilities and duties of the Surviving Corporation. From and after the Holdings Merger Effective Time, Pluralsight Holdings, as the Surviving LLC in the Holdings Merger, will possess all properties, rights, privileges, powers and franchises of Holdings and Merger Sub II, and all of the debts, liabilities and duties of Holdings and Merger Sub II will become the debts, liabilities and duties of the Surviving LLC.

At the Company Merger Effective Time, the board of directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Company Merger Effective Time, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified, and the officers of Purchaser as of immediately prior to the Company Merger Effective Time will be the officers of the Surviving Corporation, until their successors are duly appointed. At the Company Merger Effective Time, the certificate of incorporation of Pluralsight as the Surviving Corporation will be amended to read substantially identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Company Merger Effective Time, and the bylaws of Purchaser, as in effect immediately prior to the Company Merger Effective Time, will become the bylaws of the Surviving Corporation, until thereafter amended.

At the Holdings Merger Effective Time, the officers of the Surviving LLC will consist of the officers of Merger Sub II as of immediately prior to the Holdings Merger Effective Time until their successors are duly appointed. At the Holdings Merger Effective Time, the certificate of formation of Holdings will be unchanged and remain the certificate of formation of the Surviving LLC, and the limited liability company agreement of Merger Sub II, as in effect immediately prior to the Holdings Merger Effective Time, will become the limited liability company agreement of the Surviving LLC, until thereafter amended.

Closing and Effective Time

The closing of the Mergers will take place (i) as promptly as practicable following the consummation of the Offer, but in any event no later than the date of, and immediately following, the Offer Acceptance Time and payment for the Shares tendered in the Offer and (ii) satisfaction or waiver of all conditions to closing of the Mergers (described below under the caption, “—Conditions to the Closing of the Merger”) (other than those conditions to be satisfied at the closing of the Mergers), or such other time agreed to in writing by Parent I, Pluralsight and Purchaser. On the Closing Date, the parties will file a certificate of merger with the Secretary of State for the State of Delaware in accordance with the Delaware Limited Liability Company Act (the “Holdings Certificate of Merger”). The Holdings Merger will become effective upon the filing of the Holdings certificate of merger, or such later time as may be agreed by the parties and specified in the Holdings Certificate of Merger. Immediately after the Holdings Certificate of Merger has been filed, the parties will file a Certificate of Merger with the Secretary of State for the State of Delaware as provided under the DGCL (the “Pluralsight Certificate of Merger”). The Company Merger will become effective upon the filing of the Pluralsight Certificate of Merger, or such later time as may be agreed by the parties and specified in the Pluralsight Certificate of Merger, which in any case will be immediately after the Holdings Merger Effective Time.

Merger Consideration

Company Common Stock and Holdings Units

At the Effective Time, and without any action required by any stockholder, each Share outstanding as of immediately prior to the Company Merger Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive cash in an amount equal to the applicable Offer Price, without interest thereon.

At the Holdings Merger Effective Time, and without any action required by any unitholder, each Holdings unit outstanding as of immediately prior to the Holdings Merger Effective Time (other than Holdings Units held by the Company Parties) will be cancelled and automatically converted into the right to receive cash in an amount equal to the Per Unit Price, without interest thereon.

Outstanding Company Options, Company PSU and Company RSU Awards

At the Company Merger Effective Time, each Company Option, Company PSU and Company RSU (each as defined in the Merger Agreement) that is unexpired, unexercised, outstanding and vested as of immediately before the Company Merger Effective Time or that vests solely as a result of the consummation of the transactions contemplated by the Merger Agreement (each, a “Vested Award”) (other than vested Company Options with a per share exercise price equal to or greater than $22.50) will be cancelled and automatically converted into the right to receive the Vested Award Cash-out Payment (as described in the “Summary” section above).

At the Company Merger Effective Time, each unvested award will be cancelled and automatically converted into the right to receive the applicable Cash Replacement Amount (as described in the “Summary” section above), subject to the vesting conditions described below. The Cash Replacement Amount will vest and be payable (subject to continued service) at the same time as the corresponding, cancelled unvested award would have vested and will have the same terms (including any vesting acceleration terms) that applied to the cancelled unvested award, except for terms rendered inoperative by reason of the Merger or for any applicable administrative or ministerial changes; provided that, with respect to Company PSUs, the number of unvested shares for purposes of determining the Cash Replacement Amount will be based on actual performance of the performance objectives if the applicable performance period in the underlying award agreement had been completed as of the Mergers and determination of the achievement of the applicable performance objectives had not yet been made as of the Mergers, and the applicable Cash Replacement Amount will be paid within 30 days following the end of the original performance period, subject to the holder’s continued service through the end of such original period.

Any Company Option (whether vested or unvested) with a per share exercise price equal to or greater than $22.50 will be cancelled immediately upon the Company Merger Effective Time without payment or consideration.

The Amended and Restated Pluralsight Holdings 2017 Equity Incentive Plan, the Amended and Restated Pluralsight Inc. 2018 Equity Incentive Plan and the Third Amended and Restated Restricted Share Unit Agreement between Holdings and Aaron Skonnard, dated as of April 20, 2018, will terminate as of the Company Merger Effective Time and the provisions in any other employee plan or contract providing for the issuance or grant of any other interest in respect of the capital stock of Pluralsight will be cancelled as of the Company Merger Effective Time.

Treatment of Purchase Rights under the Employee Stock Purchase Plan

The Merger Agreement generally provides that no new offering periods or purchase periods will begin under the ESPP (as defined in the Merger Agreement) after December 11, 2020, and no individual was allowed to begin participating in the ESPP after December 11, 2020. After December 11, 2020, each ESPP participant was not allowed to increase his or her payroll contribution rate from the rate in effect as of December 11, 2020, or make separate non-payroll contributions to the ESPP, except as required by applicable law. Any offering period that would otherwise be outstanding at the Company Merger Effective Time will end no later than five days before the Company Merger Effective Time. All outstanding purchase rights under the ESPP will be exercised no later than one business day before the Company Merger Effective Time (with such purchase rights subject to any pro rata adjustments that may be necessary if the current offering period in progress is shortened), and the ESPP will terminate as of the Company Merger Effective Time. Each share of Company Common Stock purchased under the ESPP that remains outstanding as of immediately before the Company Merger Effective Time will be cancelled at the Company Merger Effective Time and converted into the right to receive the Offer Price less any applicable withholding taxes.

Exchange and Payment Procedures

Prior to the closing of the Mergers, Parent I will select a bank or trust company reasonably acceptable to Pluralsight (the “Payment Agent”), to make payments (i) of the applicable Offer Price to stockholders who did not tender their Shares to Purchaser pursuant to the Offer, and (ii) of the Per Unit Price to the holders of Holdings Units. At or prior to the Company Merger Effective Time, the Parent Entities will deposit (or cause to be deposited) with the Payment Agent cash sufficient to pay the aggregate (i) Offer Price to stockholders who did not tender their shares to Purchaser pursuant to the Offer and (ii) Per Unit Price to unitholders.

Promptly following the closing of the Mergers (and in any event within three business days following the closing of the Mergers), the Payment Agent will mail to each holder of record (as of immediately prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable) a letter of transmittal in customary form and instructions for use in effecting the surrender of such holder’s Shares, as applicable, represented by such holder’s certificate(s) or book-entry shares in exchange for the Offer Price payable in respect of such shares. The amount of any consideration paid to stockholders may be reduced by any applicable withholding taxes.

If any cash deposited with the Payment Agent is not claimed within one year following the Effective Time, such cash will be returned to Parent I, upon demand, and any holders of Pluralsight common stock who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to Parent I as general creditor for payment of the Offer Price. Any cash deposited with the Payment Agent that remains unclaimed two years following the Effective Time will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company Parties and the Buyer Parties.

Some of the representations and warranties in the Merger Agreement made by Pluralsight are qualified as to materiality or Company Material Adverse Effect. For purposes of the Merger Agreement, “Company Material Adverse Effect” means, with respect to Pluralsight, any Effect, which is any change, event, violation, inaccuracy, effect or circumstance that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Parties and their subsidiaries (the “Company Group”), taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

•	changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

•

changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or

(3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	changes in conditions in the industries in which the Company Group generally conduct business, including changes in conditions in the cloud computing industry;

•	changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

•

any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

•

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) and other force majeure events in the United States or any other country or region in the world;

•	any COVID-19 Measures (as defined in the Merger Agreement), including any Effect with respect to COVID-19 Measures;

•

any Effect resulting from the announcement of the Merger Agreement or the pendency of the mergers and the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third person (other than for purposes of any Company Party representation or warranty of non-contravention contained in Section 3.5 of the Merger Agreement);

•	the compliance with the terms of the Merger Agreement by any party thereto, including any action taken or refrained from being taken pursuant to or in accordance with the Merger Agreement;

•	any action taken or refrained from being taken, in each case which Parent I has expressly approved, consented to or requested in writing following December 11, 2020;

•	changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing);

•

changes in the price or trading volume of Pluralsight common stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•

any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of Pluralsight’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•	the availability or cost of equity, debt or other financing to the Buyer Parties;

•

any transaction litigation or other legal proceeding threatened, made or brought by any of the current or former stockholders of Pluralsight (on their own behalf or on behalf of Pluralsight) against Pluralsight, any of its executive officers or other employees or any member of the Pluralsight Board arising out of the Mergers or any other transaction contemplated by the Merger Agreement; and

•	any matters expressly disclosed in the confidential disclosure letter in connection with the Merger Agreement.

except, with respect to the first through sixth and the eleventh bullets above, to the extent that such Effect has had a materially disproportionate adverse effect on Pluralsight relative to other companies of a similar size operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect (as defined in the Merger Agreement).

In the Merger Agreement, the Company Parties have made customary representations and warranties to the Buyer Parties that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to the Company Group;

•

the Company Parties’ corporate power and authority to enter into and perform the Offer and Merger Agreement, the enforceability of the Offer and Merger Agreement and the absence of conflicts with laws, the Company Parties’ organizational documents and the Company Parties’ contracts;

•	the necessary authority of the Pluralsight Board;

•	the rendering of Qatalyst’s fairness opinion to the Pluralsight Board;

•	the inapplicability of anti-takeover statutes to the Mergers;

•

the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws to the Company Parties or their subsidiaries or the resulting creation of any lien upon the Company Parties’ assets due to the performance of the Offer and the Merger Agreement;

•	required consents, approvals and regulatory filings in connection with the Offer and the Merger Agreement and performance thereof;

•	the capital structure of the Company Parties as well as the ownership and capital structure of their subsidiaries;

•

the absence of any undisclosed exchangeable security, option, warrant or other right convertible into shares of capital stock, or other equity or voting interest in the Company Parties or any of the Company Parties’ subsidiaries;

•

the absence of any contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any of the Company Parties’ securities;

•	the accuracy and completeness of Pluralsight’s SEC filings and financial statements;

•	Pluralsight’s disclosure controls and procedures;

•	the subsidiaries of Pluralsight;

•	Pluralsight’s internal accounting controls and procedures;

•	the Company Parties’ and their subsidiaries’;

•	the absence of specified undisclosed liabilities;

•

the conduct of the business of the Company Group in the ordinary course consistent with past practice and the absence of any change, event, development or state of circumstances that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case since January 1, 2020;

•

the existence and enforceability of specified categories of the Company Parties’ and their subsidiaries’ material contracts, and any notices with respect to termination or intent not to renew those material contracts therefrom;

•	certain real property leased or subleased by the Company Group;

•	environmental matters;

•	trademarks, patents, copyrights and other intellectual property matters including data security requirements and privacy including data security requirements and privacy;

•	tax matters;

•	employee benefit plans;

•	labor matters;

•	the Company Parties’ and their subsidiaries’ compliance with laws and possession of necessary permits;

•	litigation matters;

•	insurance matters;

•	absence of any transactions, relations or understandings between the Company Parties or any of their subsidiaries and any affiliate or related person;

•	payment of fees to brokers in connection with the Merger Agreement; and

•	export controls matters and compliance with the Foreign Corrupt Practices Act of 1977.

In the Merger Agreement, the Buyer Parties have made customary representations and warranties to Pluralsight that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to the Buyer Parties and availability of these documents;

•

the Buyer Parties’ corporate authority to enter into and perform the Offer and Merger Agreement, the enforceability of the Offer and the Merger Agreement and the absence of conflicts with laws, the Buyer Parties’ organizational documents and the Buyer Parties’ contracts;

•

the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws or the resulting creation of any lien upon the Buyer Parties’ assets due to the performance of the Offer and the Merger Agreement;

•	required consents and regulatory filings in connection with the Offer and the Merger Agreement;

•	the absence of litigation, orders and investigations;

•	the accuracy of disclosure filings with the SEC in connection with the Offer and the Merger Agreement;

•	ownership of capital stock of Pluralsight;

•	payment of fees to brokers in connection with the Offer and the Merger Agreement;

•	operations of the Buyer Parties;

•

the absence of any required consent of holders of voting interests in the Buyer Parties; delivery and enforceability of each of the Amended and Restated Limited Guaranty and the Amended and Restated Equity Commitment Letter;

•	the commitments to provide financing to Parent I, the availability of Parent Entities’ financing and sufficiency of funds;

•	the absence of agreements between the Parent Entities and members of the Pluralsight Board or the Company Group’ management;

•	the absence of any stockholder or management arrangements related to the Mergers;

•	the solvency of the Surviving Entities following the consummation of the Mergers and the transactions contemplated by the Offer and the Merger Agreement; and

•	the exclusivity and terms of the representations and warranties made by the Company Parties.

The representations and warranties contained in the Merger Agreement will not survive the consummation of the Mergers.

Conduct of Business Pending the Mergers

The Merger Agreement provides that, except as: (1) expressly contemplated by the Merger Agreement; (2) in a good faith response to COVID-19 or any COVID-19 Measures (as defined in the Merger Agreement); (3) approved by Parent I (which approval will not be unreasonably withheld, conditioned or delayed); or (4) as disclosed in the confidential disclosure letter to the Merger Agreement, during the period of time between the December 11, 2020 and the effective times of the Mergers, the Company Parties will, and will cause each of their subsidiaries to:

•	use its respective commercially reasonable efforts to maintain its existence in good standing pursuant to applicable law;

•	subject to the restrictions and exceptions in the Merger Agreement, use its respective commercially reasonable efforts to conduct its business and operations in the ordinary course of business; and

•

use its commercially reasonable efforts to (A) preserve intact its material assets, properties, contracts or other legally binding understandings, licenses and business organizations; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with customers, vendors, distributors, partners (including resellers, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other persons with which the Company Group have business relations.

In addition, the Company Parties have also agreed that, except as (1) expressly contemplated by the Merger Agreement; (2) approved by Parent I (which approval will not be unreasonably withheld, conditioned or delayed); or (3) disclosed in the confidential disclosure letter to the Merger Agreement, during the period of time between December 11, 2020 and the effective times of the Mergers, the Company Parties will not, and will cause each of their subsidiaries not to, among other things:

•	amend the organizational documents of the Company Parties;

•	liquidate, dissolve or reorganize;

•

issue, sell, deliver or grant any shares of capital stock or any options, warrants, commitments, subscriptions or rights to purchase any similar capital stock or securities of Pluralsight or any of its subsidiaries, except for the issuance or sale of Shares or Holdings Units in connection with the exercise or settlement (as applicable) of convertible notes, Company Options, Company PSUs, Company RSUs, Holdings RSUs, or Holdings Incentive Units (as such terms are defined in the Merger Agreement) outstanding as of December 9, 2020 at 5:00 p.m. Pacific Time, in accordance with their terms and pursuant to the ESPP in accordance with its terms, in connection with agreements in effect on November 26, 2020 and in connection with any redemption of Holdings Units;

•

directly or indirectly acquire any securities, except for repurchases, withholdings or cancellations pursuant to the terms and conditions of the transactions contemplated by the Merger Agreement, transactions between Pluralsight and its subsidiaries and in connection with the redemption of Holdings Units;

•	adjust, split, combine, pledge, encumber or modify the terms of capital stock of the Company Parties or any of their subsidiaries;

•	declare, set aside or pay any dividend or other distribution;

•	incur, assume or suffer any indebtedness or issue any debt securities;

•	mortgage, pledge or incur any lien upon any assets other than in connection with financing transactions permitted by the Merger Agreement or consented to by Parent I;

•

make any loans, advances or capital contributions to, or investments in, any other person except for (1) extensions of credit to customers in the ordinary course of business; (2) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company Group’ policies related thereto; and (3) loans, advances or capital contributions to, or investments in, Pluralsight Holdings or any direct or indirect wholly owned subsidiaries of Pluralsight Holdings;

•

purchase or sell any asset in excess of $250,000 other than (1) the sale, lease or licensing of products or services of the Company Group or other materials embodying intellectual property of the Company Group in the ordinary course of business; (2) the acquisition, assignment or abandonment of immaterial intellectual property of the Company Group in connection with the exercise of the reasonable business judgment of the Company Group in the ordinary course of business; (3) the abandonment of trade secrets in the ordinary course of business and to the extent not economically desirable to maintain for the conduct of the business of the Company Group; and (4) any capital expenditures permitted by (or consented to by Parent I under) the confidential disclosure letter to the Merger Agreement;

•

(A) enter into, adopt, amend (including accelerating the vesting, payment or funding), modify or terminate any compensation or benefit plan or arrangement of any director, officer or employee (other than at-will offer letters (or, for jurisdictions outside of the United States, employment agreements that provide for employment periods or rights no greater than required by applicable law) entered into with new hires of employees in the ordinary course of business and consistent with past practice whose annual salary is less than $200,000); (B) increase or decrease the compensation payable or to become payable or benefits or other similar arrangements provided, or pay any special bonus or special remuneration or pay any benefit not required by (or accelerate the time of payment or vesting of any payment becoming due under) any employee plan as in effect as of the Merger Agreement to directors, officers or employees of Pluralsight or its subsidiaries (other than, in each case of (A) and (B): (1) as may be required by applicable law or the terms of the applicable employee plan in effect; (2) for increases in compensation for employees below the level of vice president and whose annual salary is less than $200,000 in the ordinary course of business and consistent with past practice); (C) enter into any change in control, severance or similar arrangement or any retention or similar agreement with any officer, employee, director or independent contractor or other individual service provider; or (D) hire, terminate (other than for “cause”), furlough or temporarily lay off any director, officer, employee, or individual independent contractor with an annual salary or equivalent compensation of $200,000 or more;

•	settle litigation involving the Company Group;

•	change accounting practices;

•	change tax elections or settle any tax claims;

•

make capital expenditures in excess of $1 million individually or $5 million in the aggregate, other than to the extent that such capital expenditures are otherwise reflected in Pluralsight’s capital expenditure budget, as previously disclosed to the Buyer Parties;

•	enter into Material Contracts (as defined in the Merger Agreement);

•	fail to maintain insurance at current levels;

•

engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of Pluralsight or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

•	effect certain layoffs without complying with applicable laws;

•	grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

•

make any acquisitions by merger, consolidation or acquisition of stock or assets or enter into any joint ventures or similar arrangements, but not including strategic relationships, alliances, reseller agreements and similar commercial relationships);

•	enter into any collective bargaining agreement;

•

waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

•	adopt or implement any stockholder rights plan or similar arrangement; or

enter into agreements to do any of the foregoing.

The “No Shop” Period—No Solicitation of Other Offers

From December 11, 2020 until the earlier to occur of the termination of the Merger Agreement and the Offer Acceptance Time, Pluralsight has agreed not to, and to cause its subsidiaries and its and their respective representatives not to:

•

solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;

•

furnish to any Person (other than to the Parent Entities or any designees of the Parent Entities) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than the Parent Entities or any designees of the Parent Entities), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal (other than informing such persons of the restrictions contained in this paragraph and contacting the person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal)

•	approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; or

•

enter into any Alternative Acquisition Agreement, which is any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction.

In addition, Pluralsight has agreed to cease and cause to be terminated any discussions or negotiations with any person and its representatives, request the prompt return or destruction of all non-public information concerning the Company Parties furnished to any person with whom a confidentiality agreement was entered into at any time within the six month period immediately preceding December 11, 2020 and will cease providing any further information with respect to Pluralsight or any Acquisition Proposal to any such persons or their respective representatives and will terminate all access granted to any such persons or their respective representatives to any physical or electronic data room (or any other diligence access). From December 11, 2020 until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Pluralsight Board (or any committee thereof).

Notwithstanding these restrictions, under certain circumstances, prior to the Offer Acceptance Time, Pluralsight may, among other things, provide information to, and engage or participate in negotiations or substantive discussions with, a person in respect of a bona fide Acquisition Proposal, and otherwise facilitate such Acquisition Proposal or assist such person (and its representatives, prospective debt and equity financing sources and/or their respective representatives) with such Acquisition Proposal (in each case, if requested by such person) and such Acquisition Proposal was not the result of a material breach of Pluralsight’s obligations, as described in the immediately preceding paragraph, provided that (i) the Pluralsight Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, and, in each case, the failure to act in respect of such Acquisition Proposal would be inconsistent with the Pluralsight Board’s fiduciary duties to stockholders under applicable law, and (ii) and (ii) Pluralsight will promptly (and in any event within 24 hours) make available to the Parent Entities any non-public information concerning the Company Group that is provided to any such person or its representatives that was not previously made available to the Parent Entities.

Pluralsight is not entitled to terminate the Merger Agreement after the No Shop Period Start Date for the purpose of entering into an agreement in respect of a Superior Proposal, unless it complies with certain procedures in the Merger Agreement, including, but not limited to, negotiating with Parent I in good faith over a two business day period in an effort to amend the terms and conditions of the Merger Agreement, so that such Superior Proposal no longer constitutes a “Superior Proposal” relative to the transactions contemplated by the Merger Agreement, as amended pursuant to such negotiations.

If Pluralsight terminates the Merger Agreement prior to the Offer Acceptance Time for the purpose of entering into an agreement in respect of a Superior Proposal, Pluralsight must pay a $104,600,000 termination fee to Parent I.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of the Original Agreement; or (ii) executed, delivered and effective after the execution and delivery of the Original Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of or with respect to the Company Group to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties) to engage in an Acquisition Transaction. “Acquisition Transaction” means any transaction or series of related transactions (other than the Offer and the Mergers) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company Parties or any other Person(s), of securities representing more than 15% of the total outstanding equity securities of the Company or Holdings (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding equity securities of the Company or Holdings (by vote or economic interests) after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company Parties pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than 15% of the total outstanding equity securities of the Company or Holdings (by vote or economic interests) after giving effect to the consummation of such transaction.

“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that is on terms that the Pluralsight Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the person making the proposal and other aspects of the Acquisition Proposal that the Pluralsight Board (or a committee thereof) deems relevant, and if consummated, would be more favorable, from a financial point of view, to Pluralsight stockholders (in their capacity as such) than the Offer and the Mergers (taking into account any revisions to the Merger Agreement made or proposed in writing by the Parent Entities prior to the time of such determination) which such Acquisition Proposal is not subject to a due diligence condition. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to (i) “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and (ii) “the Company or Holdings (by vote or economic interests)” will be deemed to be references to “the aggregate voting power of Pluralsight or the economic ownership of Pluralsight and Holdings taken as a whole.”

The Board of Directors’ Recommendation; Company Board Recommendation Change

As described above, and subject to the provisions described below, the Pluralsight Board has made the recommendation that Pluralsight’s stockholders tender their Shares to Purchaser pursuant to the Offer on the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that the Pluralsight Board will not effect a Company Board Recommendation Change except as described below.

Prior to the termination of the Merger Agreement, the Pluralsight Board may not take any action described in the following (any such action, a “Company Board Recommendation Change”):

•

withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Pluralsight Board’s recommendation in a manner adverse to any Parent Entity in any material respect;

•	adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal;

•

fail to publicly reaffirm the Pluralsight Board’s recommendation within ten business days after Parent I so requests in writing (it being understood that Pluralsight will have no obligation to make such reaffirmation on more than three separate occasions);

•

take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Pluralsight Board (or a committee thereof) to stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Pluralsight Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the tenth business day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of the merger agreement); or

•	fail to include the Pluralsight Board’s recommendation in the Schedule 14d-9 when disseminated to the Company Stockholders.

Notwithstanding the restrictions described above, prior to the adoption of the Merger Agreement by stockholders, the Pluralsight Board may effect a Pluralsight Board Recommendation Change if (1) there has been an Intervening Event (as defined below); or (2) the Pluralsight Board (or a committee thereof) determines that an Acquisition Proposal constitutes a Superior Proposal.

The Pluralsight Board may only effect a Board of Directors Recommendation Change for an Intervening Event if:

•

Pluralsight has provided prior written notice to the Parent Entities at least four business days in advance to the effect that the Pluralsight Board (or a committee thereof) has (1) so determined; and (2) resolved to effect a Pluralsight Board Recommendation Change pursuant to the Merger Agreement, which notice must specify the applicable Intervening Event in reasonable detail; and

•

prior to effecting such Pluralsight Board Recommendation Change, Pluralsight and its representatives, during such four business day period, must have (1) negotiated with the Parent Entities and their representatives in good faith (to the extent that the Parent Entities desire to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that the Pluralsight Board (or a committee thereof) no longer determines that the failure to make a Pluralsight Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable law; and (2) permitted the Parent Entities and their representatives to make a presentation to the Pluralsight Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent the Parent Entities request to make such a presentation).

In addition, the Pluralsight Board may only effect a Pluralsight Board Recommendation Change in response to a bona fide Acquisition Proposal that the Pluralsight Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal if:

•

the Pluralsight Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law;

•

Pluralsight has provided prior written notice to the Parent Entities at least four business days in advance to the effect that the Pluralsight Board (or a committee thereof) has (1) received a bona fide Acquisition Proposal that has not been withdrawn; (2) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (3) resolved to effect a Pluralsight Board Recommendation Change or to terminate the Merger Agreement absent any revision to the terms and conditions of the Merger Agreement, which notice will specify the basis for such Pluralsight Board Recommendation Change or termination, including the identity of the person or “group” of persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal;

•

prior to effecting such Pluralsight Board Recommendation Change or termination, Pluralsight and its representatives, during the four business day notice period describe above, has: (1) negotiated with the Parent Entities and their representatives in good faith (to the extent that the Parent Entities desire to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted the Parent Entities and their representatives to make a presentation to the Pluralsight Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent that the Parent Entities request to make such a presentation);

•	in the event of any termination of the Merger Agreement in order to cause or permit the Company Parties and their subsidiaries to enter into Alternative Acquisition Agreement, Pluralsight has validly terminated the Merger Agreement in accordance with the terms of the Merger Agreement, including paying to the Parent Entities a termination fee of $104.6 million; and

•

the Company Parties and their subsidiaries and their representatives have otherwise complied in all material respects with its obligations pursuant to the Merger Agreement with respect to such Acquisition Proposal.

For purposes of this Offer to Purchase and the Merger Agreement, an “Intervening Event” means any positive material event or development or material change in circumstances with respect to Pluralsight (other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal) that (1) was not actually known to, or reasonably expected by, the Pluralsight Board as of the date on which the Merger Agreement was executed; or (2) does not relate to (a) any Acquisition Proposal; or (b) the mere fact, in and of itself, that Pluralsight meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of Pluralsight’s common stock or credit rating, it being understood that the underlying cause of any of the foregoing in clause (b) may be considered and taken into account).

Employee Benefits

The Merger Agreement provides that the Parent Entities will cause the Surviving Entities to honor all of the terms of the Company Parties and their subsidiaries’ benefit plans and compensation and severance arrangements following the effective times of the mergers in accordance with their terms as in effect immediately before the effective times of the mergers. In addition, following the effective times of the Mergers through December 31, 2021, each employee who continues employment following the Mergers (a “Continuing Employee”) will be provided with employee benefit plans or other compensation and severance arrangements (other than defined pension, nonqualified deferred compensation, post-termination or retiree health or welfare, or equity-based benefits and individual employment agreements, except as provided in the first sentence of this paragraph) at benefit levels that are substantially comparable in the aggregate to those provided to the Continuing Employee immediately before the effective times of the Mergers, in each case, either through (i) Pluralsight’s benefit plans and arrangements in existence immediately before the effective times of the mergers, (ii) comparable plans, or some combination of (i) and (ii). In each case, base compensation and target incentive compensation opportunity will not be decreased for a period of one year following the effective times of the Mergers for any Continuing Employee employed during that period. Following the effective times of the Mergers through December 31, 2021, eligible employees will receive severance benefits according to Pluralsight’s severance plans, guidelines and practices as in effect on December 11, 2020.

The Surviving Entities will grant any Continuing Employee credit for all service with the Company Parties and their subsidiaries before the effective times of the Mergers for purposes of eligibility to participate, vesting and for purposes of vacation accrual and severance pay entitlement where length of service is relevant, entitlement to benefits, except (i) no service credit shall result in duplication of coverage or benefits; and (ii) no service credit shall be required under any plan providing equity or equity-based, defined benefit pension, deferred compensation or post-termination or retiree welfare benefits. The Surviving Entities shall use commercially reasonable efforts to provide that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Entities and their subsidiaries (other than Pluralsight’s benefit plans and arrangements in existence immediately before the effective times of the Mergers) to the extent that coverage under any of the employee benefit plans sponsored by the Surviving Entities and their subsidiaries replaces coverage under a comparable Pluralsight benefit plan or arrangement in which the Continuing Employee participates immediately before the effective times of the Mergers; (ii) during the plan year in which the closing of the Mergers occurs, for purposes of each employee benefit plan sponsored by the Surviving Entities or any of their subsidiaries that provides medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of the plan will be waived for the Continuing Employee and his or her covered dependents, and full credit will be given for any eligible expenses incurred by the Continuing Employee and his or her covered dependents during the portion of the plan year of the Pluralsight benefit plan or arrangement in which the Continuing Employee participates immediately before the effective times of the Mergers that ends on the date that the Continuing Employee’s participation in the corresponding employee benefit plan sponsored by the Surviving Entities or their subsidiary begins for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to the Continuing Employee and his or her covered dependents for the applicable plan year as if the amounts had been paid according to the employee benefit plan of the Surviving Entities or their subsidiary; and (iii) the account of each Continuing Employee under any flexible spending plan sponsored will be credited by the Surviving Entities or any of their subsidiaries with any unused balance in the account of the Continuing Employee. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately before the effective times of the Mergers will be credited to the Continuing Employee following the effective times of the Mergers, and will not be subject to accrual limits or other forfeiture and will not limit future accruals (except to the extent that the limits or forfeitures applied under Pluralsight’s benefit plans and arrangements in effect as of December 11, 2020).

Efforts to Close the Merger

Under the Merger Agreement, the Buyer Parties and the Company Parties agreed to use reasonable best efforts to take all actions and assist and cooperate with the other parties, in each case as necessary, proper and advisable pursuant to applicable law or otherwise to consummate the Offer and the Mergers.

Cooperation with Debt Financing

Although the obligation of Parent I and Purchaser to consummate the Offer and the Mergers are not subject to any financing condition (including, without limitation, consummation of any debt financing), each of the Company Parties has agreed that, each of the Company Parties will use its reasonable best efforts to, and will use its reasonable best efforts to cause each of its subsidiaries and its and their respective representatives to, among other things:

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provide the Parent Entities with such reasonable cooperation as may be reasonably requested by any Parent Entity to assist the Buyer Parties in arranging the debt financing (if any) to be obtained by the Buyer Parties or their respective affiliates in connection with the Offer and the Mergers (the “Debt Financing”);

•

participate (and cause senior management and representatives, with appropriate seniority and expertise, of the Company Parties to participate) in a reasonable number of meetings and presentations with actual or prospective lenders, road shows and due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise reasonably cooperate with the marketing and due diligence efforts for any of the Debt Financing;

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provide reasonable assistance to the Parent Entities and the financing sources with the timely preparation of customary (A) rating agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents required in connection with or proper for the Debt Financing or customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; and (B) pro forma financial statements and forecasts of financial statements of the Surviving Entities for one or more periods following the Company Merger Effective Time, in each case based on financial information and data derived from the Company Group’s historical books and records; provided, however, that no member of the Company Group will be required to provide any information or assistance with respect to the preparation of pro forma financial statements and forecasts of financing statements relating to (i) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (ii) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (iii) any financial information related to the Parent Entities or any of their Subsidiaries or any adjustments that are not directly related to the acquisition of the Company Group; assist the Parent Entities in connection with the preparation, registration, execution and delivery of definitive financing documents and related documentation as may be reasonably requested by Parent I or its financing sources and otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing;

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furnish the Parent Entities and the Financing Sources, as promptly as practicable, with (A) to the extent customarily provided by companies of comparable size and comparable industry in transactions similar to the Debt Financing for a financing of the type being incurred, financial and other pertinent and customary information (and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading) regarding the Company Group as may be reasonably requested by any Parent Entity or the Financing Sources to the extent that such information is of the type and form customarily included in a bank confidential information memorandum in connection with the arrangement of financing similar to the Debt Financing or in rating agency presentations, lender presentations or other customary marketing materials, and (B) (1) audited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries on a consolidated basis for the fiscal years ended December 31, 2017, 2018 and 2019 and, if such fiscal year ends at least 90 days prior to the Company Merger Effective Time, 2020 and (2) in respect of any subsequent fiscal quarter ending after January 1, 2020 and at least 45 days prior to the Company Merger Effective Time, unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries for such fiscal quarter, in each case prepared in accordance with GAAP (subject to the absence of footnotes and year-end adjustments, in the case of unaudited financial statements);

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cooperate with the Parent Entities to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, non-imputation affidavits, legal opinions, surveys and title insurance as reasonably requested by any Parent Entity;

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reasonably facilitate the granting of security interests (and perfection thereof) in collateral or the reaffirmation of the pledge of collateral on or after the Company Merger Effective Time, and obtain and deliver any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness required to be repaid at the closing, and the release and termination of any and all related liens on or prior to the Company Merger Effective Time;

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deliver notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtain customary payoff letters, lien terminations and instruments of discharge to be delivered at the closing, give any other necessary notices, to allow for the payoff, discharge and termination in full at the closing of all indebtedness required to be repaid at the closing, and cooperate in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries; provide customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information to prospective lenders;

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facilitate and assist in the preparation, execution and delivery of one or more credit agreements, guarantees, certificates and other definitive financing documents as may be reasonably requested by any Parent Entity (including furnishing all information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates);

•	ensure that the Debt Financing benefits from existing lending relationships of the Company and its Subsidiaries;

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take all corporate and other actions, subject to the occurrence of the closing, reasonably requested by any Parent Entity to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation); and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Entities or any of their Subsidiaries concurrently with or immediately following the Holdings Merger Time and/or Company Merger Effective Time, as applicable;

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promptly furnish the Parent Entities and the Financing Sources with all documentation and other information about the Company Group as is reasonably requested by any Parent Entity or the Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

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cooperate in satisfying the conditions precedent set forth in the definitive agreements relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its Subsidiaries or their respective representatives;

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use its reasonable best efforts to give all notices and take all other actions that may be required under or in connection with Pluralsight’s 0.375% Convertible Senior Notes due 2024 (the “Convertible Notes”) or the capped call transactions entered into in connection therewith (the “Capped Call Transactions”) or under applicable law;

•	take all actions required to facilitate the settlement of the Capped Call Transactions in connection with the closing; and

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not amend, modify or terminate the documentation governing the Capped Call Transactions without the prior written consent of Parent I (other than any modification or adjustment made by counterparties to such documentation without the need for consent of or agreement by Pluralsight pursuant to the terms of such documentation).

Notwithstanding the foregoing, the Company Group is not required to (1) waive or amend any terms of the Merger Agreement or agree to pay any fees or reimburse any expenses prior to the Company Merger Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of the Parent Entities; (2) enter into any definitive agreement or distribute any cash (except to the extent subject to concurrent reimbursement by the Parent Entities) that will be effective prior to the Effective Time; (3) give any indemnities in connection with the Debt Financing or any action required to be taken by the Company Group described herein that are, in each case, effective prior to the Company Merger Effective Time; (4) take any action that, in the good faith determination of the Company would unreasonably interfere with the conduct of the business of the Company Group or create an unreasonable risk of damage or destruction to any property or assets of the Company Group; or (5) take any action that will conflict with or violate its organizational documents or any applicable laws or would result in a material violation or breach of, or default under, any material agreement to which any member of the Company Group is a party. In addition, (1) no action, liability or obligation of the Company Group or any of its representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing or any of the actions required to be taken by the Company Group pursuant to the cooperation requirements described herein (other than customary representation letters, authorization letters and undertakings) will be effective until the Company Merger Effective Time, and the Company Group will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters, authorization letters and undertakings) that is not contingent on the occurrence of the closing or that must be effective prior to the Company Merger Effective Time; and (2) any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its subsidiaries as the obligor. No officer or representative of the Company Group shall be required to deliver any certificate or opinion or take any other action pursuant to the cooperation requirements described herein that could reasonably be expected to result in personal liability to such officer or representative; or (2) the Company Board will not be required to approve any financing or contracts related thereto, effective prior to the Effective Time.

In addition, promptly upon request by the Company, the Parent Entities shall reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company Group in connection with the cooperation requirements described herein. The Company Group and its representatives shall be indemnified and held harmless by the Parent Entities from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any cooperation described herein.

Directors’ and Officers’ Exculpation, Indemnification and Insurance

The Merger Agreement provides that all existing rights to exculpation, indemnification and the advancement of expenses for acts or omissions occurring at or prior to the Effective Time existing as of December 11, 2020 in favor of the current or former directors, officers or employees of Pluralsight (in each case, as provided in the respective organizational documents of Pluralsight) or in any indemnification agreement between Pluralsight and the current or former directors, officers or employees of Pluralsight on December 11, 2020, will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time, in each case, except as otherwise required by applicable law.

In addition, the Merger Agreement provides that, during the six-year period commencing at the Effective Time, the Surviving Corporation will (and the Parent Entities must cause the Surviving Entities to) indemnify and hold harmless each current or former director, officer or employee of Pluralsight, to the fullest extent permitted by law, from and against all costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding arising, directly or indirectly, out of or pertaining, directly or indirectly, to (1) any action or omission, or alleged action or omission, in such indemnified person’s capacity as a director, officer, employee or agent of the Company Group or other affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Company Merger Effective Time; and (2) the Offer and the Mergers, as well as any actions taken by the Company Parties or the Buyer Parties with respect thereto. The Merger Agreement also provides that the Surviving Entities will (and the Parent Entities must cause the Surviving Entities to) advance all fees and expenses (including fees and expenses of any counsel) as incurred by any such indemnified person in the defense of such legal proceeding.

In addition, without limiting the foregoing, unless Pluralsight has purchased a “tail” policy prior to the Effective Time (which Pluralsight may purchase, provided that the premium for such insurance does not exceed 300% of the aggregate annual premiums currently paid), the Merger Agreement requires the Parent Entities to cause the Surviving Corporation to maintain, on terms no less advantageous to the indemnified parties, the directors’ and officers’ insurance policies of the Company Parties for a period of at least six years commencing at the Effective Time. Neither the Parent Entities nor the Surviving Corporation will be required to pay premiums for such policy to the extent such premiums exceed, an amount set forth in the Company Disclosure Letter, and if the premium for such insurance coverage would exceed such amount, Parent I shall be obligated to cause the Surviving Corporation to obtain the greatest coverage available for a cost equal to such amount.

For additional information, please refer to Pluralsight’s Schedule 14D-9 which will be mailed to stockholders in connection with this Offer to Purchase.

Stockholder Litigation

The Company Parties will: (1) provide Parent Entities with prompt notice of all stockholder litigation relating to the Merger Agreement; (2) keep the Parent Entities reasonably informed with respect to status thereof; (3) give the Parent Entities the opportunity to participate in the defense, settlement or prosecution of any such litigation; and (4) will consult with Parent Entities with respect to the defense, settlement or prosecution of such litigation. The Company Parties may not settle any such litigation without Parent I’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Conditions to the Closing of the Mergers

The obligations of Parent I and Purchaser, on the one hand, and Pluralsight, on the other hand, to consummate the Mergers are subject to the satisfaction or waiver (where permitted by applicable law) of each of the following conditions:

•	the consummation of the Mergers not being restrained, enjoined, rendered illegal or otherwise prohibited by any law or order of any governmental authority; and

•

the irrevocable acceptance for payment by Purchaser (or Parent I on Purchaser’s behalf) of all of the Shares that are validly tendered and not validly withdrawn pursuant to the Offer (which itself is subject to satisfaction of the Minimum Condition, the Special Majority Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer”).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time in the following ways:

•	by mutual written agreement of Pluralsight and Parent I at any time prior to the Offer Acceptance Time;

•	by either Pluralsight or Parent I:

•

prior to the Offer Acceptance Time, (1) any permanent injunction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Mergers is in effect, that prohibits, makes illegal or enjoins the consummation of the Offer or the Mergers and has become final and non-appealable; or (2) any statute, rule, regulation or order is enacted, entered, enforced or deemed applicable to the Offer or the Mergers that prohibits, makes illegal or enjoins the consummation of the Offer or the Mergers;

•	if the Offer Acceptance Time has not occurred on or prior to Termination Date; or

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if the Expiration Time has occurred and Purchaser has not accepted for payment, within one business day, the Shares that have been validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement;

•	by Pluralsight:

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if any Buyer Party has breached or failed to perform any of its respective representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would reasonably be expected to prevent the Buyer Parties from consummating the Offer or the Mergers, and such breach or failure to perform is not capable of being cured, or is not cured, before the earlier of the Termination Date or the date that is 45 calendar days following Pluralsight’s delivery of written notice of such breach or failure (or such shorter period of time as remains prior to the Expiration Time);

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prior to the Offer Acceptance Time and so long as Pluralsight is not then in material breach of its obligations related to Acquisition Proposals, in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with the terms of the Merger Agreement, subject to Pluralsight paying to Parent I a termination fee of $104,600,000.

•	by Parent I if:

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any Company Party has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would result in a failure of any conditions to the Offer, and such breach or failure to perform is not capable of being cured, or is not cured, before the earlier of the Termination Date or the date that is 45 calendar days following Parent I’s delivery of written notice of such breach or failure (or such shorter period of time as remains prior to the Expiration Time); or

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the Pluralsight Board effects a Company Board Recommendation Change (except that such right to terminate will expire at 5:00 p.m., Pacific time, on the 10th business day following the date on which such right to terminate first arose).

In the event that the Merger Agreement is terminated pursuant to the termination rights above, the Merger Agreement will be of no further force or effect without liability of any party to the other parties, as applicable, except certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, including terms relating to payment of any applicable termination fees, reimbursement of expenses and indemnification. Notwithstanding the foregoing, nothing in the Merger Agreement will relieve any party from any liability for any willful and material breach of the Merger Agreement prior to its termination. In addition, no termination of the Merger Agreement will affect the rights or obligations of any party pursuant to the confidentiality agreement between Vista and Pluralsight or the Guaranty, which rights, obligations and agreements will survive the termination of the Merger Agreement in accordance with their respective terms.

Termination Fee

If the Company Parties terminate the Merger Agreement prior to the Offer Acceptance Time for the purposes of entering into a definitive alternative acquisition agreement to consummate a Superior Proposal or under specified circumstances including those described below, the Company Parties must pay a $104,600,000 termination fee to the Buyer Parties.

The Buyer Parties will be entitled to receive a termination fee of $104,600,000 from Pluralsight if the Merger Agreement is terminated:

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in circumstances in which the conditions set forth in each of the following three clauses have been satisfied: (1) the Merger Agreement has been terminated by (a) by either Parent I or Pluralsight because (i) the Offer Acceptance Time has not occurred by the Termination Date and at the time of such termination, there is no legal or regulatory restraint on consummating the Offer or the Mergers and the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Mergers pursuant to applicable Antitrust Laws and Foreign Investment Laws will have expired or otherwise been terminated, or all requisite consents, directions or orders required to consummate the Offer and the mergers pursuant thereto have been obtained or (ii) the Expiration Time has occurred and Purchaser has not accepted for payment, within one Business Day following the Expiration Date, the Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the Merger Agreement and at the time of such termination, there is no legal or regulatory restraint on consummating the Offer or the Mergers; or (b) by Parent I because Pluralsight has materially breached its representations, warranties, covenants or agreements in the Merger Agreement; (2) a person has made (since the date of the Merger Agreement and prior to its termination) an Acquisition Proposal that is not withdrawn or otherwise abandoned; and (3) Pluralsight enters into an agreement relating to, or consummates, an Acquisition Transaction within 12 months of such termination (provided that, for purposes of the termination fee, (i) all references to “15%” in the definition of “Acquisition Transaction” are deemed to be references to “50%” and (ii) “the Company or Holdings (by vote or economic interest)” will be deemed to be references to “the aggregate voting power of the Company or the economic ownership of the Company and Holdings taken as a whole”);

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by Parent I, because the Pluralsight Board has effected a Company Board Recommendation Change (which termination must occur by 5:00 p.m., Pacific time, on the 10th business day following the date on which such right arose); or

•	by Pluralsight, at any time prior to the Offer Acceptance Time, to enter into a definitive alternative acquisition agreement to consummate a Superior Proposal.

Specific Performance

The Buyer Parties and the Company Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of the Merger Agreement (including any party failing to take such actions as are required of it in order to consummate the transactions contemplated by the Merger Agreement). The Buyer Parties and the Company Parties acknowledge and agree that: (1) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions thereof; (2) the fees and expenses provisions of the Merger Agreement are not intended to and would not adequately compensate the Company Parties, on the one hand, or the Buyer Parties, on the other hand, for the harm that would result from a breach of the Merger Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (3) the right of specific enforcement is an integral part of the Mergers and without that right, neither the Buyer Parties nor the Company Parties would have entered into the Merger Agreement. It is explicitly agreed that the Company Parties will have the right to an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer Parties’ obligations to consummate the Mergers and cause the equity financing to be funded to fund the Offer and the Mergers (including to cause Parent I to enforce the obligations of Vista under the Equity Commitment Letter in order to cause the equity financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) subject to the terms and conditions set forth therein and in the Merger Agreement. Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any debt financing under the terms thereof, none of the Company Parties and their affiliates and their direct and indirect equityholders will have any rights or claims (whether in contract or in tort or otherwise) against any financing source, solely in their respective capacities as lenders or arrangers in connection with the debt financing, and in no event shall the Company Parties, any of their affiliates or its or their direct or indirect equityholders be entitled to directly seek the remedy of specific performance of the Merger Agreement against any financing source.

The Buyer Parties and the Company Parties agree not to raise any objections to (1) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of the Merger Agreement by the Company Parties, on the one hand, or the Buyer Parties, on the other hand; and (2) the specific performance of the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Buyer Parties pursuant to the Merger Agreement. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it will have to require the obtaining, furnishing or posting of any such bond or other security.

Limitations of Liability

The maximum aggregate monetary damages payable by the Buyer Parties for breaches under the Merger Agreement, the Guaranty or the Equity Commitment Letter will not exceed, in the aggregate for all such breaches, an amount equal to $209,200,000. The maximum aggregate monetary damages payable by the Company Parties for breaches under the Merger Agreement (taking into account the payment of the termination fee, if applicable) will not exceed an amount equal to $104,600,000 in the aggregate for all such breaches. Notwithstanding such limitations on liability for monetary damages, the Buyer Parties and the Company Parties may be entitled to an injunction, specific performance or other equitable relief as provided in the Merger Agreement.

Fees and Expenses

Except in specified circumstances, whether or not the Offer or the Mergers are completed, the Company Parties, on the one hand, and the Buyer Parties, on the other hand, are each responsible for all of their respective costs and expenses incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Amendment

The Merger Agreement may be amended by the parties in an executed written instrument at any time.

Governing Law

The Merger Agreement is governed by Delaware law.

Equity Commitment Letter and Limited Guaranty

The descriptions of the Equity Commitment Letter and the Limited Guaranty included in Section 9—“Source and Amount of Funds—Equity Financing” and “—Limited Guaranty” are incorporated into this Section 11 by reference.

Confidentiality Agreement

On October 6, 2020, Pluralsight and Vista entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with the Buyer Parties’ evaluation of the potential acquisition of the Company Parties. Under the Confidentiality Agreement, Vista agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company Parties. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

12. Purpose of the Offer; Plans for Pluralsight.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Pluralsight. The purpose of the Company Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Company Merger. If the Offer is successful, Purchaser intends to consummate the Company Merger as promptly as practicable after the Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Pluralsight or any right to participate in its earnings and future growth. If the Company Merger is consummated but you do not tender your Shares, you will no longer have an equity interest in Pluralsight, and instead will only have the right to receive the Offer Price or, to the extent you are entitled to and have properly demanded appraisal in connection with the Company Merger, the amounts to which you are entitled in accordance with Section 262 of the DGCL. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Pluralsight.

Merger Without a Vote of the Pluralsight Stockholders. If the Offer is consummated, we do not anticipate seeking the approval of Pluralsight’s remaining public stockholders before effecting the Company Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Company Merger without a vote of the stockholders of Pluralsight in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Company Merger, however, stockholders of Pluralsight will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Company Merger) and to receive payment of such fair value in cash, together with interest, if any, as set forth below.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Company Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Stockholders should recognize that the value determined in a judicial process could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Company Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Company Merger.

Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Company Merger, are not opinions as to fair value under the DGCL.

When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment shall be made to such holders of Shares represented by certificates upon surrender by those stockholders of the certificates representing their Shares to Pluralsight and, in the case of holders of uncertificated Shares, forthwith. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Company Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Company Merger Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of

Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Company Merger for such total number of Shares exceeds $1 million.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL for their Shares, such stockholder must do all of the following:

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within the later of the consummation of the Offer, which is the date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to Pluralsight a written demand for appraisal of Shares held, which demand must reasonably inform Pluralsight of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Company Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for the Shares. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. A copy of Section 262 of the DGCL will be included as Annex A to the Schedule 14D-9. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Rule 13e-3 requires, among other things, that certain financial information concerning Pluralsight and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction. Purchaser and Pluralsight believe that Rule 13e-3 will not be applicable to the Mergers because it is anticipated that the Mergers will be effected within one year following the consummation of the Offer and, in the Company Merger, stockholders will receive the same price per Share as paid in the Offer.

Plans for Pluralsight. If the Offer and Merger are consummated, at the Company Merger Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Company Merger Effective Time will be amended and restated in its entirety to be identical to the certificate of incorporation of Purchaser, the Surviving Corporation’s bylaws will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Company Merger Effective Time other than to change the name of Purchaser thereunder. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Pluralsight’s officers immediately prior to the Company Merger Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Company Merger, the business and operations of Pluralsight will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of Pluralsight and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Pluralsight during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Pluralsight’s business, operations, capitalization and management with a view to optimizing development of Pluralsight’s potential. Possible changes could include changes in Pluralsight’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent I, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of Pluralsight’s current management has entered into any agreement, arrangement or understanding with Parent I, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent I. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Pluralsight’s current management and Parent I, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent I may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of Pluralsight’s management team will enter into arrangements with the Surviving Corporation or Parent I regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent I, as of the date of this Offer to Purchase no discussions have occurred between members of Pluralsight’s current management and Parent I, Purchaser or Vista regarding the potential terms of any such employment or severance arrangement, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Mergers.

In the normal course of its business of investing, Vista may pursue acquisitions of other companies in Pluralsight’s industry and look to combine those companies with Pluralsight. Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent I have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Pluralsight or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Pluralsight or any of its subsidiaries, (iii) any change in the Company Board or management of Pluralsight, (iv) any material change in Pluralsight’s capitalization or dividend policy, (v) any other material change in Pluralsight’s corporate structure or business, (vi) a class of securities of Pluralsight being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Pluralsight being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Company Common Stock because Parent I and Purchaser intend to consummate the Merger as promptly as practicable following the Offer Acceptance Time.

NASDAQ Listing. Company Common Stock is listed on the NASDAQ. Immediately following the consummation of the Company Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Company Common Stock will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Parent I. Immediately following the consummation of the Company Merger, we intend to and will cause Pluralsight to delist the shares of Company Common Stock from the NASDAQ.

Exchange Act Registration. The shares of Company Common Stock are currently registered under the Exchange Act. The purchase of shares of Company Common Stock pursuant to the Offer may result in the shares of Company Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the shares of Company Common Stock may be terminated by Pluralsight upon application to the SEC if the outstanding shares of Company Common Stock are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of shares of Company Common Stock.

Parent I intends to seek to cause Pluralsight to apply for termination of registration of shares of Company Common Stock as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the shares of Company Common Stock under the Exchange Act would reduce the information required to be furnished by Pluralsight to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the shares of Company Common Stock. In addition, if the shares of Company Common Stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Pluralsight. Furthermore, the ability of “affiliates” of Pluralsight and persons holding “restricted securities” of Pluralsight to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the shares of Company Common Stock is not terminated prior to the Company Merger, then the registration of the shares of Company Common Stock under the Exchange Act will be terminated following completion of the Company Merger.

Margin Regulations. Company Common Stock shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using shares of Company Common Stock as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the shares of Company Common Stock may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the shares of Company Common Stock would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement prohibits the declaration or payment of any dividend or other distribution with respect to the Shares without Parent I’s prior consent.

15. Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Date unless, immediately prior to the applicable Expiration Date:

(a) the number of shares of Company Common Stock, Company Class B Stock and Company Class C Stock validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding shares of Company Common Stock, Company Class B Stock and Company Class C Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL, but including any shares of Company Common Stock issued pursuant to a delivery of a Redemption Notice (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of Holdings (as amended from time to time, the “Holdings LLCA”)) for a Pubco Offer Redemption and tendered into the Offer in accordance with the provisions of the Merger Agreement), together with any shares of Company Common Stock, Company Class B Stock and Company Class C Stock beneficially owned by Parent I or any wholly owned Subsidiary of Parent I, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding shares of Company Common Stock, Company Class B Stock and Company Class C Stock (including any shares of Company Common Stock issued pursuant to a Pubco Offer Redemption), as of the Expiration Time, but excluding any shares of Company Common Stock, Company Class B Stock or Company Class C Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock, Company Class B Stock or Company Class C Stock acquired by the Company prior to the expiration of the Offer (including (i) any shares of Company Class B Stock and Company Class C Stock surrendered to the Company and cancelled in connection with any Holdings Unit Redemption) (including any Pubco Offer Redemption) and (ii) any shares of Company Common Stock acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units (each as defined in the Merger Agreement) (the “Minimum Condition”);

(b) the number of shares of Company Common Stock and Company Class B Stock validly tendered and not validly withdrawn pursuant to the Offer (including any shares of Company Common Stock issued pursuant to a Pubco Offer Redemption and tendered into the Offer in accordance with Section 2.2(c) of the Merger Agreement) equals at least one share more than 50% of all issued and outstanding shares of Company Common Stock and Company Class B Stock as of the Expiration Time, excluding (for purposes of both the numerator and the denominator of such calculation) any shares of Company Common Stock and Company Class B Stock known by the Company’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be held by a Company Excluded Party as of such time, and excluding any shares of Company Common Stock and Company Class B Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock or Company Class B Stock acquired by the Company prior to the expiration of the Offer (including (i) any shares of Company Class B Stock surrendered to the Company and cancelled in connection with a Holdings Unit Redemption (including any Pubco Offer Redemption) and (ii) any shares of Company Common Stock acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units) (the “Special Majority Condition”). “Company Excluded Party” means (i) other than the Company and Holdings, any party to the Tax Receivables Agreement by and among the Company, VP CIF II (PS Splitter), L.P., a Delaware limited partnership, and certain other persons, dated as of May 16, 2018, as amended on December 11, 2020 (the “TRA”) that is receiving benefits under the TRA in connection with the transactions contemplated by the Merger Agreement (excluding any party to the TRA that has waived or otherwise forfeited all of its rights to receive such benefits in connection with the transactions contemplated by the Merger Agreement), (ii) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act and (iii) any other Company Stockholder known by the Company’s Chief Executive Officer, Chief

Legal Officer or Corporate Secretary to be an Affiliate or immediate family member (as defined in Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing;

(c) with respect to the representations and warranties of Pluralsight set forth in the Merger Agreement:

(1)

the representations and warranties related to organization and good standing, corporate power and enforceability, Pluralsight Board approval, anti-takeover laws, non-contravention, capitalization (except those described in clause (4) below), company securities, subsidiaries, and brokers (collectively, the “Fundamental Representations”) that are not qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date);

(2)

the Fundamental Representations that are qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date);

(3)

the representations and warranties set forth in Section 3.7(a) (other than the last two sentences thereof), 3.7(b) (other than the last sentence thereof) and the first sentence of Section 3.7(c) of the Merger Agreement (relating to certain aspects of the capitalization of Pluralsight) shall be true and correct in all respects as of the Offer Acceptance Time (in each case (x) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (y) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to Pluralsight, Parent I and their affiliates, individually or in the aggregate, that is more than $10,000,000 and

(4)

all other representations and warranties of Pluralsight shall be true and correct (without giving effect to any materiality, Company Material Adverse Effect or similar qualifications set forth therein) as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect; and

(5)	Parent I and Purchaser shall have received a certificate from Pluralsight certifying each of (1) through (4);

(d) (i) Pluralsight shall have performed and complied in all material respects with all covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by it at or prior to the applicable date, and (ii) Parent I and Purchaser will have received a certificate of Pluralsight, validly executed for and on behalf of Pluralsight and in its name by a duly authorized executive officer thereof, to the foregoing effect;

(e) (i) no Company Material Adverse Effect (as described in Section 11—“The Merger Agreement; Other Agreements—Representations and Warranties”) will have occurred after December 11, 2020 that is continuing, and (ii) Parent I and Purchaser will have received a certificate of Pluralsight, validly executed for and on behalf of Pluralsight and in its name by a duly authorized executive officer thereof, to the foregoing effect;

(f) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Mergers will be in effect, nor will any action have been taken by any governmental authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Offer or the Mergers, that in each case prohibits, makes illegal, or enjoins the consummation of the Offer or the Mergers;

(g) the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Mergers pursuant to applicable Antitrust Laws and Foreign Investment Laws will have expired or otherwise been terminated, or all requisite consents, directions or orders required to consummate the Offer and the Mergers pursuant thereto will have been obtained; and

(h) the Merger Agreement shall not have been terminated in accordance with its terms.

Purchaser expressly reserves the right (but is not obligated) to at any time, and from time to time, in its sole discretion waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Pluralsight, Purchaser may not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or modify any conditions of the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition or the Special Majority Condition; (vi) amend or modify any of the terms of the Offer in a manner that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the other transactions contemplated by the Merger Agreement; or (vii) extend or otherwise change any time period for the performance of any obligation of Parent I or Purchaser (including the Expiration Date) in a manner other than pursuant to and in accordance with Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent I and Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Pluralsight with the SEC and other publicly available information concerning Pluralsight, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Pluralsight’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent I as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Pluralsight’s business, or certain parts of Pluralsight’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Certain Litigation. There are seven pending lawsuits filed by purported shareholders of the Company in connection with the Mergers. Of the seven lawsuits, the first and second, brought as putative class actions, are captioned Pullan v. Skonnard, et al., C.A. No. 2021-0043-PAF (Del. Ch. filed Jan .19, 2021) (the “Pullan

Complaint”) and Solak v. Skonnard, et al., C.A. No. 2021-0077-PAF (Del. Ch. filed Jan. 29, 2021) (the “Solak Complaint”). The Pullan Complaint and the Solak Complaint each name as defendants the Company and each member of its Board of Directors, plus Vista Equity Partners Fund VII, LP, Lake Holdings, LP, Lake Guarantor, LLC, Lake Merger Sub I, Inc., Lake Merger Sub II, LLC (collectively, “Vista”). The Pullan Complaint and the Solak Complaint each allege, among other things, that the Company’s Board of Directors breached their fiduciary duties, that the Company’s Board of Directors violated Section 203 of Delaware General Corporation Law (“DGCL”), that Mr. Skonnard, as an alleged controlling shareholder of Pluralsight, breached his fiduciary duties, and that Vista aided and abetted those alleged breaches of fiduciary duty. On February 1, 2021, counsel for plaintiff Solak filed a letter indicating that he was prepared to support the Pullan Complaint and would seek consolidation of the two lawsuits in the future. The defendants responded to the Pullan Complaint by providing discovery on an expedited basis, after which plaintiff Pullan withdrew his preliminary injunction application on February 8, 2021. The Pullan Complaint seeks, among other things, an order enjoining the stockholder vote on, and consummation of the Mergers, an award of an unspecified amount of damages, including interest and an award of attorneys’ fees and expenses. The Solak Complaint seeks, among other things, an order enjoining the stockholder vote on the Mergers, or awarding rescissory and compensatory damages, including interest and an award of attorneys’ fees and expenses. The third, fourth, fifth, sixth and seventh lawsuits, brought by the plaintiffs individually, are captioned Waterman v. Pluralsight, Inc., et al., No. 1:21-cv-00154-UNA (D. Del. filed Feb 4, 2021); Draeger v. Pluralsight, Inc., et al., No. 1:21-cv-01053-JGK (S.D.N.Y. filed Feb. 5, 2021); Newingham v. Pluralsight, Inc., et al., No. 1:21-cv-00437-NRN (D. Colo. filed Feb. 13, 2021); Williams v. Pluralsight, Inc., et al., No. 1:21-cv-01363-JGK (S.D.N.Y. filed Feb. 16, 2021); and Zev Ash, IRA v. Pluralsight, Inc., et al., No. 1:21-cv-01594-JGK (S.D.N.Y. filed Feb. 23, 2021) (collectively, the Federal “Complaints”). The Federal Complaints name as defendants the Company and each member of its Board of Directors. The Federal Complaints allege, among other things, violations of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 by the defendants. The Federal Complaints contend that the Company’s Definitive Proxy Statement on Schedule 14A, filed on January 29, 2021, omitted or misstated material information regarding the Mergers. The Federal Complaints seek, among other things, an order preliminarily and/or permanently enjoining the Mergers, or rescission and/or rescissory damages and an award of attorneys’ fees and expenses. The Waterman and Zev Ash complaints also seek an order directing dissemination of a revised proxy statement that discloses certain information outlined in their complaints. The defendants believe the claims asserted in the Pullan Complaint, Solak Complaint and the Federal Complaints are without merit. At the time of filing, the Complaints Pullan Complaint, Solak Complaint and the Federal Complaints are pending in their respective courts, but have not been served.

Additionally, there are six pending demands under Section 220 of the DGCL for the books and records of the Company in connection with the Mergers. The demands were sent, individually, by Eminence Capital, LP; City of Miami Fire Fighters’ and Police Officers’ Retirement Trust; Employees’ Retirement System of Kansas City, Missouri; Anthony Franchi; Police & Fire Retirement System City of Detroit; and UA Local 38 Defined Contribution Pension Plan. The demands seek to investigate possible breaches of fiduciary duty, among other things. There are three pending Section 220 lawsuits filed in connection with the demands. The lawsuits are captioned Eminence Capital, LP v. Pluralsight, Inc., C. A. No. 2021-0099-PAF (Del. Ch. filed Feb. 4, 2021), City of Miami Fire Fighters’ and Police Officers’ Retirement Trust v. Pluralsight, Inc., C. A. No. 2021-0180-PAF (Del. Ch. filed Mar. 1, 2021) and UA Local 38 Defined Contribution Pension Plan v. Pluralsight, Inc., C.A. No. 2021-0177-PAF (Del. Ch. filed Mar. 1, 2021) (collectively, the “Section 220 Complaints”). The Section 220 Complaints, among other things, seek orders compelling production of requested books and records. The Company responded to the Eminence complaint by disclosing additional materials pursuant to a stipulation and agreement.

State Takeover Statutes. A number of states (including Delaware, where Pluralsight is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Pluralsight is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Pluralsight Board approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Mergers and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Mergers or other business combination between Purchaser or any of its affiliates and Pluralsight, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Mergers and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Mergers, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Mergers. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied.

Vista and Pluralsight each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares and the Mergers on December 22, 2020, and the required waiting period with respect to the Mergers expired on January 21, 2021 at 11:59 PM Eastern Time.

At any time before or after Parent I’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent I or the divestiture of substantial assets of Pluralsight or its subsidiaries or Parent I or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Ex-United States Antitrust Laws and Foreign Investment Laws. Affiliates of Vista Fund VII have filed notifications in connection with the Purchase of Shares in the Merger under certain laws of jurisdictions outside the United States, as set out below.

•	Austria - The Austrian Cartel Act 2005. Notification was made on December 22, 2020 and approval was granted on January 20, 2021.

•	Germany - The Act Against Restraints of Competition. Notification was made on December 21, 2020 and approval was granted on January 14, 2021.

•	Australia - The Foreign Acquisitions and Takeovers Act 1975 (Cth). Notification was made on December 24, 2020 and approval was granted on March 5, 2021.

•	New Zealand - The Overseas Investment Act 2005. Notification was made on December 24, 2020 and approval was granted on January 20, 2021.

Generally. At any time before or after Parent I’s acquisition of Shares pursuant to the Offer, the Antitrust Division, the FTC or a foreign government authority could take action under relevant antitrust laws as any may deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent I or the divestiture of substantial assets of Pluralsight or its subsidiaries or Parent I or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is being made to all holders of Shares other than Pluralsight. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent I or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Pluralsight has advised Purchaser that it will file with the SEC, within three (3) business days after Parent I and Purchaser file the offer documents with the SEC, its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Pluralsight Board with respect to the Offer and the Mergers and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Pluralsight.”

SCHEDULE I

Directors and Executive Officers of Parent I and Purchaser and Certain Related Parties

The following schedule describes the relationships between Purchaser, Parent I, Vista and certain of their affiliates, and sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of the entities described below. Unless otherwise indicated, the current business address of each entity and person is c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, CA 94111 and the phone number of each entity and person is (415) 765-6500.

The following entities were formed in connection with the proposed acquisition of Pluralsight by affiliates of Vista:

Entity	State of Formation	Controlled By	Management
VEPF Lake, LP	DE	Vista Equity Fund VII GP, L.P., as general partner	General Partner

Lake Guarantor, LLC	DE	VEPF VII GP, Ltd. as General Partner of Vista Equity Partners Fund VII GP, L.P., as General Partner of: (i) Vista Equity Partners Fund VII, L.P., (ii) Vista Equity Partners Fund VII-Z, L.P., (iii) Vista Equity Partners Fund VII Equity, L.P. and (iv) VEPF VII FAF, L.P., in each case of (i)-(iv) as members.	Board of Managers

Lake Holdings, LP	DE	Vista Equity Fund VII GP, L.P., as general partner	General Partner

Lake Merger Sub I, Inc.	DE	Lake Holdings, LP	Board of Directors

Lake Merger Sub II, LLC	DE	Lake Guarantor, LLC	Board of Managers

The executive officers of each of the foregoing entities are as follows:

•	Maneet S. Saroya (President)

•	Adrian R. Alonso (Vice President and Treasurer)

•	Shannon Bracken (Vice President and Secretary)

The board of managers or directors, as applicable, of each of Lake Guarantor, LLC, Lake Merger Sub I, Inc. and Lake Merger Sub II, LLC, consists of Maneet S. Saroya (“Mr. Saroya”), Adrian R. Alonso (“Mr. Alonso”) and Shannon Bracken (“Ms. Bracken”).

The general partner of Vista Equity Fund VII GP, L.P is VEPF VII GP, Ltd. Robert F. Smith (“Mr. Smith”) is the Director of VEPF VII GP Ltd., and VEPF VII GP Ltd. has no other managers or executive officers.

Certain information regarding Mr. Saroya, Mr. Alonso, Ms. Bracken and Mr. Smith is set forth below.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Maneet S Saroya	USA	Mr. Saroya joined Vista Equity Partners in 2008. Prior to joining Vista Equity Partners, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles.

Adrian R. Alonso	USA	Mr. Alonso joined Vista Equity Partners in 2009. Mr. Alonso sits on the boards of Advanced, EagleView, and Superion. He was also actively involved in Vista’s investments in Aptean, Omnitracs, Sovos Compliance, SumTotal Systems, and TransFirst. Prior to joining Vista, Mr. Alonso worked in the Technology, Media and Telecommunications group of Goldman, Sachs & Co. While at Goldman, Mr. Alonso advised technology and media companies on a broad range of transactions, including mergers, acquisitions, divestitures, financings, and other corporate restructuring activities.

Shannon Bracken	USA	Shannon Bracken joined Vista Equity Partners in 2015. Ms. Bracken currently works with the Firm’s investments in EagleView, Finastra, and Gather. She was also actively involved in the firm’s investments in Lithium, Marketo, Misys and Vivid Seats. Prior to joining Vista Equity Partners, Ms. Bracken worked at Perella Weinberg Partners (“Perella Weinberg”) in the Restructuring and General Mergers and Acquisitions group. While at Perella Weinberg, Ms. Bracken worked in verticals including gaming, retail, financial services and energy, among others. These projects included debtor and creditor side restructurings, mergers, acquisitions, and other strategic advisory initiatives. Before her time with Perella Weinberg, Ms. Bracken worked at CIBC World Markets in capital markets. Prior to CIBC World Markets, Ms. Bracken worked at RBC Capital Markets.

Robert F. Smith	USA	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista Equity Partners portfolio companies. He is Chairman of the investment committee and is actively involved in Vista Equity Partners’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista Equity Partners, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Pluralsight or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Co., LLC

Mail or deliver the Letter of Transmittal, or a facsimile, together with the certificate(s) (if any) representing your shares, to:

If delivering by hand, express mail, courier,

or other expedited service:

American Stock Transfer & Trust Co., LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

By mail: American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: Vistaoffer@mackenziepartners.com